





Helping to paint the landscape of the Eastern Shore



SHORE BANCSHARES, INC.

Banking. Insurance. Investments.

2004 Annual Report




Letter to Shareholders

Dear Shareholders, Customers and Friends,

2004 was another outstanding year for Shore Bancshares. Despite record low interest rates, net income was $10.2 million, an increase of 7.4% over 2003. Net income was $9.5 million and $8.8 million for 2003 and 2002, respectively. On a per share basis, diluted net income was $1.84 for 2004, compared to $1.74 for 2003 and $1.62 for 2002.

FINANCIAL PERFORMANCE

The Company experienced record growth in 2004. Total assets were $791 million at December 31, 2004 an increase of 12.2% when compared to $705 million one year earlier. Growth was concentrated in loans, which increased $120 million totaling $595 million at December 31, 2004. Total deposits at December 31, 2004 were $659 million, an increase of $67 million or 11.3% for the year.

Return on average assets was 1.32% for 2004, compared to 1.40% for 2003. Return on average stockholders' equity was 11.17% for 2004, compared to 11.70% for 2003. The decline in the Company's return on average assets and average stockholder's equity was due to lower overall yields on earning assets resulting from historically low interest rates and the acquisition activities of the Company, which have generated higher levels of nonearning assets, such as goodwill and other intangible assets.

Total interest income of the Company was $38.3 million for 2004. Interest income in 2003 declined, totaling $34.3 million, compared to $36.3 million in 2002. Although the overall yield on earning assets continued to decline during 2004, this was more than compensated for by the income generated by an increased volume of loans during the year. Deposit rates also remained low in 2004, and for the second year the Company's interest expense declined. Interest expense was $9.0 million for 2004, compared to $9.7 million and $12.4 million for 2003 and 2002, respectively.

Noninterest income continued to grow in 2004, totaling $10.2 million, compared to $9.8 million and $6.0 million for 2003 and 2002, respectively. Insurance commissions contributed $6.4 million to the Company's 2004 noninterest income. Since its purchase in 2002, we have been very pleased with the results of our insurance operations.

The Company paid dividends totaling $0.72 per share during 2004, compared to $0.66 per share in 2003. In February 2005, the Board of Directors increased the first quarterly dividend of 2005 to $0.19 per share.

For a full discussion of the results of operations for 2004, you are invited to review "Management's Discussion and Analysis of the Financial Condition and Results of Operations" contained in the Company's Annual Report on Form 10-K which is included with this report.

A LOOK AHEAD

Although we successfully brought closure to several of our strategic initiatives during 2004, the Company continues to develop plans to increase service to our communities and value to our shareholders.

During 2004, we completed the acquisition of The Felton Bank, located in Felton, Delaware. We believe that this acquisition provides us with a unique opportunity to further expand into one of the fastest growing areas on the East Coast. Felton will soon break ground on its new branch in Milford, Delaware and currently is evaluating new branch locations in areas of strategic importance.

The Centreville National Bank is planning to break ground on new branches in Grasonville, Maryland and Chestertown, Maryland during 2005. The addition of these new locations will further enhance our ability to deliver comprehensive and convenient financial services to those communities.

We are also pleased to announce that we intend to move forward with a full service trust operation conducted through The Centreville National Bank. It is our intention to begin operations in the second quarter of 2005 after we receive the necessary regulatory approvals. The trust department will have its primary offices in Centreville, Maryland and Easton, Maryland.

Shore Bancshares continues to explore ways to expand the delivery of financial services to our customers. During 2004, Shore Bancshares embarked on an aggressive program to develop a very comprehensive strategic plan that outlines specific financial and service delivery objectives. It is our intent to remain the premier independent financial services provider on the Delmarva Peninsula.

IN CONCLUSION

We look forward to another outstanding year in 2005. The success of Shore Bancshares is in large part due to the support that you bring to our family of companies. We thank you for that support and remain committed to providing you comprehensive financial services with the same high level of customer service that you have enjoyed in the past. We are fortunate that the 200+ employees of the Company share in that same commitment to service. Without this attitude it would not be possible for Shore Bancshares to continue to grow and prosper.

Sincerely,



W. Moorhead Vermilye
President and CEO,
Shore Bancshares, Inc.



David C. Bryan
Chairman of the Board,
Shore Bancshares, Inc.



Shore Bancshares, Inc. is a family of companies with a strong history of profitability and customer-focused banking. Founded in 1996 as a financial holding company, Shore Bancshares is now the sole shareholder of The Talbot Bank of Easton, Maryland, The Centreville National Bank of Maryland, The Felton Bank, The Avon-Dixon Agency, LLC, Elliot Wilson Insurance, LLC, and Wye Financial Services, LLC. Combined, these companies serve customers in five counties on Maryland's Eastern Shore and one county in Delaware, offering customers a complete range of financial services that provide for every stage of their family and business life.

As the Eastern Shore is growing and the landscape is changing, Shore Bancshares remains committed to helping communities find innovative financial solutions to housing and commercial construction needs, expansion of tourism and the arts, and maintaining our agricultural heritage. Steady loan growth has stimulated new customers for the company while increasing loan volumes for existing customers. Growth in lending resulted in total assets reaching record levels. At December 31, 2004, Shore Bancshares reached $791 million in total assets, compared to $705 million one year earlier. Net income also achieved record levels in 2004 increasing 7.4% to $10.2 million or $1.84 per share on a diluted basis.



Meeting the Needs of a Growing Community

As a growing company on the Delmarva Peninsula, we pride ourselves in providing personal, individualized services while delivering innovative and flexible products. Because of historic ties with our customers and getting to know their needs over the years, we have developed appropriate products that enable individuals, families and businesses to plan for successful financial futures. Our experienced professionals know the importance of convenient, cost-effective, and easily accessible banking services to match the busy lives of our customers. Our stockholders and our community benefit from the rewards of Shore Bancshares maintaining a high standard of customer service.



Individuals and Families

Shore Bancshares companies offer a variety of retail banking, investment and insurance services to the meet the checking, savings, investment, and credit needs of individuals and families in our region. Personal banking services include student checking, low-cost checking, Super NOW checking, Internet banking featuring bill payment options, telephone banking, ATMs and senior advantage accounts. The Centreville National Bank offers reduced or no activity service charges for its growing number of customers aged 62 and older. Affiliate branch locations across the Eastern Shore of Maryland and in Delaware make banking convenient. Shore Banklink® enables our customers to cash checks, make deposits, and pay loan payments at any of these additional locations.

Saving for the future is critical in reaching any financial goal. Our investment products include savings accounts for minors, old-fashioned Christmas Club accounts, tiered Money Market accounts, and competitive certificates of deposit. Felton Bank, the newest addition to the Shore Bancshares family, offers expanded FDIC insurance coverage through membership in the certificate of deposit account registry service (CDARS). This product offers customers the easiest and most convenient way to enjoy full FDIC insurance on certificate of deposit investments over $100,000 and up to $10 million.



An extensive line of loan products also enable individuals and families to realize their dreams. Shore Bancshares employees take the time to help customers navigate their way, whether it's purchasing their first home, using the equity in an existing home to remodel, financing home construction, securing an estate loan, seeking a line of credit or a consumer loan. Talbot Bank's First-Time Home Buyer Program continues to encourage home ownership across the region for individuals with limited income and savings. This unique program, operated in conjunction with the Federal Home Loan Bank of Atlanta, reduces the down payment required while simultaneously offering a matching grant to first-time homebuyers. The matching grant can then be used for closing fees and/or down payments. Wye Mortgage, a division of The Centreville National Bank, offers the products that keep pace with the secondary mortgage market. An Equal Housing Lender, Wye Mortgage provides multiple avenues for financing, including conventional, jumbo, FHA and VA, and Rural Development loans.





Shore Bancshares' risk management solutions brings peace of mind to individuals and families in all stages of life, through automobile, home, watercraft, long-term care and life insurance products. The Avon-Dixon Agency, with over 150 years of experience, and Elliot Wilson Insurance, have provided consumer and commercial business insurance products to the region. Avon-Dixon's insurance professionals are trained to assess each individual's situation and craft a unique insurance solution, working proactively to recognize potential problems before they occur. By combining service teams, we have been able to focus more resources on assisting our clients with many service issues, like claims, billing, changes and additions to policies, and coverage for individuals and businesses. All agents are licensed and many have developed specialties through their years of experience, including expertise in the marine industry, employee benefits and long-term care insurance.

Building financial security and success are the goals behind each company's financial service products. Subsidiary Wye Financial Services, LLC, provides comprehensive wealth management services to families over their lifetime and works with them to address specific financial concerns. Through asset management, comprehensive financial and retirement planning, and estate planning, our financial planners ensure that our clients' money works for them. Each tributary of our service is designed to assist customers in reaching financial security.

In 2004, Wye Financial Services, LLC, was able to double its managed assets primarily through referrals from satisfied customers. Because every client is different, we take the time to listen to each of our client's goals and objectives to make the appropriate financial recommendations. To be sure our asset management strategies are working, we regularly monitor and report on the performance of their assets. In addition, we follow up with our clients to update their financial plans as needed.

Wye Financial Services, LLC, is registered with the state of Maryland as an Investment Advisor. Securities offered through SunAmerica Securities, Inc., Member NASD/SIPC.



Wye Financial Services team.



Businesses

Helping small businesses grow and prosper requires banking products that meet each company's unique business needs. Various commercial banking products offered by the bank subsidiaries help businesses remain competitive in today's marketplace, including credit card processing, Federal Automated Recovery Systems check collection services, Internet banking featuring bill-payment service, ATM installation, statement reconciliation, ACH origination of payroll and the Business Manager® Program, which provides cash flow solutions for local businesses. Small businesses want a bank that will listen, be responsive and offer suggestions. Our banks understand the credit needs of businesses.

Each of our community banks specializes in helping small businesses adapt to a changing landscape, utilizing construction and real estate development loans, commercial mortgages, lines of credit, agricultural and Small Business Administration loans. Loans are structured to fit the particular needs of businesses, including agriculture, construction, watermen, and real estate. Responding to the booming construction industry in Delaware, Felton Bank is helping small contractors and suppliers that support the industry with equipment loans. Talbot Bank, Centreville National Bank and Felton Bank are financing land acquisition and development, new construction, and working capital to meet the population growth on the Eastern Shore.



As a business owner, there are many risk factors to consider, from business property, workers' compensation, building and equipment protection, as well as employee benefits, long-term care plans, retirement, pension and profit-sharing plans. Avon-Dixon's Commercial Insurance Specialists have collectively over 100 years of practical experience working with large and small business owners, providing insurance coverage and offering service and claims advice to farmers, manufacturers, marinas, excavators, transportation specialists, and artisans of all kinds.

Wye Financial Services, LLC, works with businesses to tailor a financial plan that works for them, whether they have one employee or 100 employees. We provide businesses with investment management and administrative services for their employee retirement plans and profit sharing. We also assist our clients in understanding the need for succession planning and how that might fit into their overall personal financial plan. Our goal is to be flexible enough to make sure all of our clients are planning for the future of their business and their personal lives, because in many cases the two are closely related.



Community

Civic involvement means serving and getting to know the communities in which we serve. At Shore Bancshares, we prosper by actually being a part of the community where our customers work and live. We are neighbors helping neighbor organizations. Whether it is providing programs to teach students the basics of banking and money management, sponsoring a Little League Team, having employees participate in Habitat for Humanity building projects, or raising money through an annual golf tournament for a local nonprofit, our companies are dedicated to helping provide a better life for the citizens of our region.


KENT ISLAND
VOLUNTEER FIRE
DEPARTMENT
FOR MORE
INFORMATION
www.kivfd.org
410-643-5638

Dan Cannon presents a donation.

Looking to the Horizon

A growth-oriented company

Shore Bancshares continues to expand its banking and other financial services on the Eastern Shore. By utilizing the combined strength of its companies, sharing resources and talents, we are able to offer better services and products to our market. Long-term goals to pursue merger and acquisition opportunities in traditional banking, as well as non-bank financial services, will enable us to expand our financial network by offering new products over a larger geographic area. The addition of new branches of The Felton Bank and The Centreville National Bank will provide additional customer convenience. Through creative planning our banking leadership is developing ways to enhance and expand financial services to our growing market.





Board of Directors

Standing: Steven F. Fulwood, Paul M. Bowman, Daniel T. Cannon, Jerry F. Pierson, Christopher F. Spurry, Thomas H. Evans, Neil R. LeCompte, Herbert L. Andrew, III
Seated: Blenda W. Armistead, W. Edwin Kee, Jr., David C. Bryan, W. Moorhead Vermilye, Lloyd L. Beatty, Jr.
Not pictured: Richard C. Granville

SHORE BANCSHARES, INC.

HERBERT L. ANDREW, III
Farmer

BLENDA W. ARMISTEAD
Investor

LLOYD L. BEATTY, JR.
COO Darby Overseas Investments and
Vice President Shore Bancshares, Inc.

PAUL M. BOWMAN
Attorney, Law Office of Paul M. Bowman

DAVID C. BRYAN
Chairman of the Board, Shore Bancshares, Inc.
Of Counsel, Law Offices of Ewing, Dietz, Fountain & Kehoe, P.A.

DANIEL T. CANNON
Executive Vice President & COO, Shore Bancshares, Inc.
President & CEO, The Centreville National Bank of MD

THOMAS H. EVANS
President and CEO, The Felton Bank

STEVEN F. FULWOOD
President, Avon Dixon Agency, LLC

RICHARD C. GRANVILLE
Investor

W. EDWIN KEE, JR.
Professor, University of Delaware and
President of Kee's Creek Farm

NEIL R. LeCOMPTE
Certified Public Accountant, Office of Neil R. LeCompte

JERRY F. PIERSON
President, Jerry F. Pierson, Inc.

CHRISTOPHER F. SPURRY
President, Spurry and Associates, Inc.

W. MOORHEAD VERMILYE
President & CEO, Shore Bancshares, Inc.
President & CEO, The Talbot Bank of Easton, Maryland

OFFICERS

W. Moorhead Vermilye	President & CEO
Daniel T. Cannon	Executive Vice President & COO
Susan E. Leaverton	Treasurer
Carol I. Brownawell	Secretary
Lloyd L. Beatty, Jr.	Vice President
Timothy J. Berrigan	Vice President

TRANSFER AGENT
Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Inverstor Relations: 1-800-368-5948
E-mail for inverstor inquiries: info@rtco.com

THE TALBOT BANK

HERBERT L. ANDREW, III
BLENDA W. ARMISTEAD
LLOYD L. BEATTY, JR.
DONALD D. CASSON
GARY L. FAIRBANK
RICHARD C. GRANVILLE
DUANE P. MARSHALL
JEROME M.McCONNELL
DAVID L. PYLES
STEPHEN M. SHEARER
CHRISTOPHER F. SPURRY
DAVID P. VALLIANT
W. MOORHEAD VERMILYE

OFFICERS

W. Moorhead Vermilye	President & CEO
Jerome M. McConnell	Executive Vice President & SLO
Susan E. Leaverton	Vice President & CFO
Laura P. Heikes	Vice President
Robert J. Meade	Vice President

CENTREVILLE NATIONAL BANK

PAUL M. BOWMAN
DAVID C. BRYAN
DANIEL T. CANNON
ANN B. COLLIER
MARK M. FREESTATE
THOMAS K. HELFENBEIN
NEIL R. LeCOMPTE
JERRY F. PIERSON
WM. MAURICE SANGER
WILLIAM E. SYLVESTER, JR.
MARY ELLEN VALLIANT

OFFICERS

Daniel T. Cannon	President & CEO
Carol I. Brownawell	Executive Vice President & CFO
Thomas E. Beery	Senior Vice President & SLO
Rita B. Mielke	Vice President & COO
Timothy J. Berrigan	Vice President
Pamela C. Satchell	Vice President
Kathryn E. Coursey	Vice President

AVON-DIXON AGENCY

STEVEN F. FULWOOD
TERRY M. MEAD
WILLIAM L. LANE, JR.
DAVID G. LEE
SALLY F. MCCLELLAN
LEONARD "JAY" DAYTON, JR.
EDWARD "NED" MCDONALD
MARK M. FREESTATE

OFFICERS

Steven F. Fulwood	President
Terry M. Mead	Executive Vice President

ELLIOTT WILSON INSURANCE

STEVEN F. FULWOOD
TERRY M. MEAD
ERIKA S. WILSON
EDWARD "NED" MCDONALD

OFFICERS

Steven F. Fulwood	President
Terry M. Mead	Executive Vice President

THE FELTON BANK

HARVEY KENTON
W. EDWIN KEE, JR.
THOMAS MELVIN
DAVID MOORE
JAMES TORBERT
W. MOORHEAD VERMILYE

OFFICERS

Thomas Evans	President
Susan Leaverton	Vice President & CFO
Robin Deputy	Vice President & COO
Dianne Webb	Vice President

WYE FINANCIAL SERVICES

TERRY M. MEAD
JAMES M. VERMILYE
SUSAN E. LEAVERTON
DANIEL T. CANNON

OFFICERS

James M. Vermilye	President

SELECTED FINANCIAL DATA

(Dollars in thousands, except per shares data)	Years Ended December 31, 2004	2003	2002	2001	2000
RESULTS OF OPERATIONS:					
Interest income	**$38,291**	$34,339	$36,306	$38,938	$39,480
Interest expense	**9,010**	9,743	12,438	17,061	17,888
Net interest income	**29,281**	24,596	23,868	21,877	21,592
Provision for credit losses	**931**	335	356	226	437
Net interest income after provision for credit losses	**28,350**	24,261	23,512	21,651	21,155
Noninterest income	**10,224**	9,845	5,968	2,646	3,104
Noninterest expenses	**22,535**	19,344	15,960	12,026	11,904
Income before taxes	**16,039**	14,762	13,520	12,271	12,355
Income taxes	**5,841**	5,266	4,730	4,277	4,398
NET INCOME	***$10,198***	*$ 9,496*	*$ 8,790*	*$ 7,994*	*$ 7,957*
PER SHARE DATA:					
Net income – basic	**$1.86**	$1.77	$1.64	$1.50	$1.50
Net income - diluted	**1.84**	1.74	1.62	1.49	1.48
Dividends paid	**.72**	.66	.60	.60	.52
Book value (at year end)	**16.86**	15.47	14.52	13.31	12.21
Tangible book value (at year end) (1)	**14.29**	14.06	13.08	13.03	11.91
FINANCIAL CONDITION (at year end):					
Assets	**$790,598**	$705,379	$654,066	$582,403	$553,097
Deposits	**658,672**	592,409	545,192	487,470	464,485
Total loans, net of unearned income and allowance for credit losses	**590,766**	470,895	435,422	388,516	378,307
Stockholders' equity	**92,976**	83,527	78,028	70,971	65,024
PERFORMANCE RATIOS (for the year):					
Return on average assets	**1.32%**	1.40%	1.42%	1.42%	1.52%
Return on average stockholders' equity	**11.17%**	11.70%	11.79%	11.70%	12.98%
Net interest margin	**4.10%**	3.91%	4.12%	4.15%	4.40%
Efficiency ratio (2)	**57.04%**	56.17%	53.49%	49.04%	48.20%
Dividend payout ratio	**38.71%**	37.29%	36.59%	40.00%	34.66%
Average stockholders' equity to average total assets	**11.79%**	11.96%	12.00%	12.16%	11.68%

(1) Total stockholders' equity, net of goodwill and other intangible assets, divided by the number of shares of common stock outstanding at year-end.

(2) Noninterest expenses as a percentage of total revenue (net interest income plus total noninterest income). Lower ratios indicate improved productivity.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2004

Commission File No. 0-22345

SHORE BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Maryland (State or Other Jurisdiction of Incorporation or Organization)	52-1974638 (I.R.S. Employer Identification No.)
18 East Dover Street, Easton, Maryland (Address of Principal Executive Offices)	21601 (Zip Code)

(410) 822-1400
Registrant's Telephone Number, Including Area Code

Securities Registered pursuant to Section 12(b) of the Act: None.

Securities Registered pursuant to Section 12(g) of the Act: Common Stock, par value $.01 per share

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days Yes _X_ No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ____

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes _X_ No __

The aggregate market value of the Corporation's voting stock held by non-affiliates of the registrant as of June 30, 2004 was $132,640,822.

The number of shares outstanding of the registrant's common stock as of March 1, 2005 was 5,515,622.

Documents Incorporated by Reference

Certain information required by Part III of this annual report is incorporated herein by reference to the definitive proxy statement for the 2005 Annual Meeting of Stockholders to be held on April 27, 2005.

INDEX

This Annual Report of Shore Bancshares, Inc. (the "Company") on Form 10-K may contain forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Readers of this report should be aware of the speculative nature of "forward-looking statements." Statements that are not historical in nature, including the words "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions, are based on current expectations, estimates and projections about (among other things) the industry and the markets in which the Company operates; they are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including risks and uncertainties discussed in this Form 10-K, general economic, market or business conditions; changes in interest rates, deposit flow, the cost of funds, and demand for loan products and financial services; changes in our competitive position or competitive actions by other companies; changes in the quality or composition of loan and investment portfolios; the ability to mange growth; changes in laws or regulations or policies of federal and state regulators and agencies; and other circumstances beyond the Company's control. Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements, and there can be no assurance that the actual results anticipated will be realized, or if substantially realized, will have the expected consequences on the Company's business or operations. Except as required by applicable laws, we do not intend to publish updates or revisions of any forward-looking statements we make to reflect new information, future events or otherwise. Exhibit 99.1 to this report, entitled "Risk Factors", contains a discussion of the risks and uncertainties that could cause actual results to differ materially from those contained in the forward looking statements.

PART I

Item 1. Business.

BUSINESS

General

The Company was incorporated under the laws of Maryland on March 15, 1996 and is a financial holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The Company's primary business is acting as the parent company to three bank subsidiaries, The Centreville National Bank of Maryland ("Centreville National Bank"), The Talbot Bank of Easton, Maryland ("Talbot Bank"), and The Felton Bank ("Felton Bank") (collectively, the "Banks"), two insurance producer firms, The Avon-Dixon Agency, LLC and Elliott Wilson Insurance, LLC, one insurance premium finance company, Mubell Finance, LLC (together with The Avon-Dixon Agency, LLC and Elliot Wilson Insurance, LLC, the "Insurance Subsidiaries"), and an investment adviser firm, Wye Financial Services, LLC ("Wye Financial"). The Company also has a non-active subsidiary, Shore Pension Services, LLC. Felton Bank was acquired on April 1, 2004 when the Company merged with Midstate Bancorp, Inc., a Delaware bank holding company.

Talbot Bank owns all of the issued and outstanding securities of Dover Street Realty, Inc., a Maryland corporation that engages in the business of holding and managing real property acquired by Talbot Bank as a result of loan foreclosures. Centreville National Bank owns 20% of the issued and outstanding common stock of Delmarva Data Bank Processing Center, Inc. ("Delmarva Data"). Delmarva Data is a Maryland corporation located in Easton, Maryland that provides data processing services to banks located in Maryland, Delaware, Virginia and the District of Columbia, including the Banks.

Banking Products and Services

Centreville National Bank is a national banking association that commenced operations in 1876. Talbot Bank is a Maryland commercial bank and commenced operations in 1885. Felton Bank is a Delaware commercial bank that commenced operations in 1908. The Banks operate fifteen full service branches and seventeen ATMs and provides a full range of commercial and consumer banking products and services to individuals, businesses, and other organizations in the Maryland counties of Kent, Queen Anne's, Caroline, Talbot and Dorchester and in Kent County, Delaware. The Banks' deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC").

The Banks are independent community banks and serve businesses and individuals in their respective market areas. Services offered are essentially the same as those offered by larger regional institutions that compete with the Banks. Services provided to businesses include commercial checking, savings, certificate of deposit and overnight investment sweep accounts. The Banks offer all forms of commercial lending, including secured and unsecured loans, working capital loans, lines of credit, term loans, accounts receivable financing, real estate acquisition development, construction loans and letters of credit. Merchant credit card clearing services are available as well as direct deposit of payroll, internet banking and telephone banking services.

Services to individuals include checking accounts, various savings programs, mortgage loans, home improvement loans, installment and other personal loans, credit cards, personal lines of credit, automobile and other consumer financing, safe deposit boxes, debit cards, 24 hour telephone banking, PC and internet banking, and 24-hour automatic teller machine services. The Banks also offer nondeposit products, such as mutual funds and annuities, and discount brokerage services to their customers. Additionally, the Banks have Saturday hours and extended hours on certain evenings during the week for added customer convenience.

Lending Activities

The Company's lending operations are conducted through the Banks.

The Company originates secured and unsecured loans for business purposes. It is typical for commercial loans to be secured by real estate, accounts receivable, inventory equipment or other assets of the business. Commercial loans generally involve a greater degree of credit risk than one to four family residential mortgage loans. Repayment is often dependent on the successful operation of the business and may be affected by adverse conditions in the local economy or real estate market. The financial condition and cash flow of commercial borrowers is therefore carefully analyzed during the loan approval process, and continues to be monitored by obtaining business financial statements, personal financial statements and income tax returns. The frequency of this ongoing analysis depends upon the size and complexity of the credit and collateral that secures the loan. It is also the Company's general policy to obtain personal guarantees from the principals of the commercial loan borrowers.

The Company provides residential real estate construction loans to builders and individuals for single family dwellings. Residential construction loans are usually granted based upon "as completed" appraisals and are secured by the property under construction. Additional collateral may be taken if loan to value ratios exceed 80%. Site inspections are performed to determine pre-specified stages of completion before loan proceeds are disbursed. These loans typically have maturities of six to 12 months and may be fixed or variable rate. Permanent financing for individuals offered by the Company includes fixed and variable rate loans with three-year or five-year balloons, and one-, three- or five-year adjustable rate mortgages.

The risk of loss associated with real estate construction lending is controlled through conservative underwriting procedures such as loan to value ratios of 80% or less, obtaining additional collateral when prudent, and closely monitoring construction projects to control disbursement of funds on loans.

The Company originates fixed and variable rate residential mortgage loans. As with any consumer loan, repayment is dependent on the borrower's continuing financial stability, which can be adversely impacted by job loss, divorce, illness, or personal bankruptcy. Underwriting standards recommend loan to value ratios not to exceed 80% based on appraisals performed by approved appraisers of the Company. Title insurance protecting the Company's lien priority, as well as fire and casualty insurance, is required.

The Company also originates and sells long-term fixed rate residential mortgage loans on the secondary market. These loans are not typically funded by the Company, but the Company receives a commission upon settlement.

Commercial real estate loans are primarily those secured by office condominiums, retail buildings, warehouses and general purpose business space. Low loan to value ratio standards, as well as the thorough financial analysis performed and the Company's knowledge of the local economy in which it lends, can reduce the risk associated with these loans.

A variety of consumer loans are offered to customers, including home equity loans, credit cards and other secured and unsecured lines of credit and term loans. Careful analysis of an applicant's creditworthiness is performed before granting credit, and on going monitoring of loans outstanding is performed in an effort to minimize risk of loss by identifying problem loans early.

Insurance Activities

The Insurance Subsidiaries were formed as a result of the Company's acquisition of the assets of The Avon-Dixon Agency, Inc., Elliott Wilson Insurance, Inc., Avon-Dixon Financial Services, Inc., Joseph M. George & Son, Inc. and 59th Street Finance Company on May 1, 2002. On November 1, 2002, The Avon-Dixon Agency, LLC acquired certain assets of W. M. Freestate & Son, Inc., a full-service insurance producer firm located in Centreville, Maryland. The Insurance Subsidiaries offer a full range of insurance products and services to customers, including insurance premium financing.

Investment Adviser Activities

Through Wye Financial, which was formed in 2002, the Company offers a variety of financial planning products and services to customers within its market areas.

Seasonality

Management does not believe that the business activities of the Company are seasonal in nature. Deposits may vary depending on local and national economic conditions, but management believes that any variation will not have a material impact on the Company's planning or policy-making strategies.

Employees

At March 1, 2005, the Company and its subsidiaries employed 284 persons, of which 246 were employed on a full-time basis.

COMPETITION

The banking business, in all of its phases, is highly competitive. Within their market areas, the Company and its subsidiaries compete with commercial banks (including local banks and branches or affiliates of other larger banks), savings and loan associations and credit unions for loans and deposits, with money market and mutual funds and other investment alternatives for deposits, with consumer finance companies for loans, with insurance companies, agents and brokers for insurance products, and with other financial institutions for various types of products and services. There is also competition for commercial and retail banking business from banks and financial institutions located outside our market areas.

The primary factors in competing for deposits are interest rates, personalized services, the quality and range of financial services, convenience of office locations and office hours. The primary factors in competing for loans are interest rates, loan origination fees, the quality and range of lending services and personalized services. The primary factors in competing for insurance customers are competitive rates, the quality and range of insurance products offered, and quality, personalized service.

To compete with other financial services providers, the Company relies principally upon local promotional activities, including advertisements in local newspapers, trade journals and other publications and on the radio, personal relationships established by officers, directors and employees with customers, and specialized services tailored to meet its customers' needs. The Company also relies on referrals from satisfied customers. In those instances in which the Company is unable to accommodate a customer's needs, the Company will arrange for those services to be provided by other financial services providers with which it has relationships.

Current banking laws facilitate interstate branching and merger activity among banks. Since September 1995, certain bank holding companies are authorized to acquire banks throughout the United States. In addition, on and after June 1, 1997, certain banks are permitted to merge with banks organized under the laws of different states. As a result, interstate banking is now an accepted element of competition in the banking industry and the Company may be brought into competition with institutions with which it does not presently compete.

The following table sets forth deposit data for Kent, Queen Anne's, Caroline, Talbot and Dorchester Counties in Maryland and Kent County, Delaware as of June 30, 2004, the most recent date for which comparative information is available.

Kent County, Maryland	Deposits	% of Total
	(in thousands)	
Peoples Bank of Kent County, Maryland	$151,157	35.42%
The Chestertown Bank of Maryland	139,383	32.66
Chesapeake Bank and Trust Co.	60,560	14.19
Branch Banking & Trust	32,887	7.71
The Centreville National Bank of Maryland	**23,032**	**5.40**
SunTrust Bank	19,711	4.62
Total	$426,730	100.00%

Source: FDIC DataBook

Queen Anne's County, Maryand	Deposits	% of Total
	(in thousands)	
The Queenstown Bank of Maryland	$247,925	41.40%
The Centreville National Bank of Maryland	**174,370**	**29.12**
Bank of America, National Association	58,161	9.71
The Chestertown Bank of Maryland	45,447	7.59
M&T	35,304	5.90
BankAnnapolis	21,346	3.56
Branch Banking & Trust	16,326	2.72
Total	$598,879	100.00%

Source: FDIC DataBook

Caroline County, Maryland	Deposits	% of Total
	(in thousands)	
Provident State Bank of Preston, Maryland	$108,042	32.18%
Peoples Bank of Maryland	90,468	26.95
Branch Banking & Trust	46,572	13.87
The Centreville National Bank of Maryland	**38,823**	**11.57**
M& T	28,328	8.44
Bank of America, National Association	16,068	4.79
Easton Bank & Trust	7,390	2.20
Total	$335,691	100.00%

Source: FDIC DataBook

Talbot County, Maryland	Deposits	% of Total
	(in thousands)	
The Talbot Bank of Easton, Maryland	**$352,887**	**42.72%**
St. Michaels Bank	170,186	20.60
Easton Bank & Trust	83,825	10.15
Bank of America, National Association	79,673	9.65
SunTrust Bank	45,332	5.49
M&T		3.63
Branch Banking & Trust	25,262	3.06
First Mariner Bank	19,263	2.33
The Queenstown Bank of Maryland	14,836	1.80
Chevy Chase Bank	4,824	0.57
Total	$826,045	100.00%

Source: FDIC DataBook

Dorchester County, Maryland	Deposits	% of Total
	(in thousands)	
The National Bank of Cambridge	$161,898	32.69%
Bank of the Eastern Shore	146,050	29.49
Hebron Savings Bank	48,137	9.72
Provident State Bank of Preston, Maryland	31,529	6.37
Bank of America, National Association	29,154	5.89
Branch Banking & Trust	26,697	5.39
M&T	23,681	4.78
SunTrust Bank	14,665	2.96
The Talbot Bank of Easton, Maryland	**13,371**	**2.71**
Total	$495,182	100.00%

Source: FDIC DataBook

Kent County, Delaware	Deposits	Total
	(in thousands)	
Wilmington Trust	$416,313	30.25%
Citizens Bank	271,354	19.72
PNC Bank Delaware	230,623	16.76
First NB of Wyoming	181,573	13.19
Wachovia Bank of Delaware	111,679	8.12
Artisans Bank	56,970	4.14
The Felton Bank	**53,280**	**3.87**
County Bank	35,467	2.58
Wilmington Savings Fund Society	12,616	0.92
Fort Sill National Bank	6,275	0.45
Total	$1,376,150	100.00%

Source: FDIC DataBook

SUPERVISION AND REGULATION

The following discussion is a summary of the material regulations and policies applicable to the Company and its subsidiaries and is not intended to be a comprehensive discussion. Changes in applicable laws and regulations may have a material effect on the business of the Company.

General

The Company is a financial holding company registered with the Board of Governors of the Federal Reserve System (the "FRB") under the BHC Act and, as such, is subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of the FRB.

Talbot Bank is a Maryland commercial bank subject to the banking laws of Maryland and to regulation by the Commissioner of Financial Regulation of Maryland, who is required by statute to make at least one examination in each calendar year (or at 18-month intervals if the Commissioner determines that an examination is unnecessary in a particular calendar year). Centreville National Bank is a national banking association subject to federal banking laws and regulations enforced and/or promulgated by the Office of the Comptroller of the Currency (the "OCC"), which is required by statute to make at least one examination in each calendar year (or at 18-month intervals if the association has assets of $250 million or less and meets certain other conditions). Felton Bank is a Delaware commercial bank subject to the banking laws of Delaware and to regulation by the Delaware Office of the State Bank Commissioner, who is entitled by statute to make examinations of Felton Bank as and when deemed necessary or expedient. The primary federal regulator of both Talbot Bank and Felton Bank is the FDIC, which is also entitled to conduct regular examinations. The deposits of the Banks are insured by the FDIC, so certain laws and regulations administered by the FDIC also govern their deposit taking operations. In addition to the foregoing, the Banks are subject to numerous state and federal statutes and regulations that affect the business of banking generally.

Nonbank affiliates of the Company are subject to examination by the FRB, and, as affiliates of the Banks, may be subject to examination by the Banks' regulators from time to time. In addition, the Insurance Subsidiaries are each subject to licensing and regulation by the insurance authorities of the states in which they do business. Retail sales of insurance products by the Insurance Subsidiaries to the Bank's customers are also subject to the requirements of the Interagency Statement on Retail Sales of Nondeposit Investment Products promulgated in 1994, as amended, by the FDIC, the FRB, the OCC, and the Office of Thrift Supervision. Wye Financial Services, LLC is subject to the registration and examination requirements of federal and state laws governing investment advisers.

Regulation of Financial Holding Companies

In November 1999, the federal Gramm-Leach-Bliley Act (the "GLBA") was signed into law. Effective in pertinent part on March 11, 2000, GLBA revised the BHC Act and repealed the affiliation provisions of the Glass-Steagall Act of 1933, which, taken together, limited the securities, insurance and other non-banking activities of any company that controls an FDIC insured financial institution. Under GLBA, a bank holding company can elect, subject to certain qualifications, to become a "financial holding company" and may thereafter engage in a full range of financial activities, including insurance and securities sales and underwriting activities, and real estate development, with new expedited notice procedures. A financial holding company's expanded activities may be limited or prohibited unless each of the financial holding company's depository institution subsidiaries, among other things, remains well capitalized and well managed after the election.

Under FRB policy, the Company is expected to act as a source of strength to its subsidiary banks, and the FRB may charge the Company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank when required. In addition, under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), depository institutions insured by the FDIC can be held liable for any losses incurred by, or reasonably anticipated to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. Accordingly, in the event that any insured subsidiary of the Company causes a loss to the FDIC, other insured subsidiaries of the Company could be required to compensate the FDIC by reimbursing it for the estimated amount of such loss. Such cross guaranty liabilities generally are superior in priority to obligations of a financial institution to its stockholders and obligations to other affiliates.

Banking Regulation

Federal and state banking regulators may prohibit the institutions over which they have supervisory authority from engaging in activities or investments that the agencies believes are unsafe or unsound banking practices. These banking regulators have extensive enforcement authority over the institutions they regulate to prohibit or correct activities that violate law, regulation or a regulatory agreement or which are deemed to be unsafe or unsound practices. Enforcement actions may include the appointment of a conservator or receiver, the issuance of a cease and desist order, the termination of deposit insurance, the imposition of civil money penalties on the institution, its directors, officers, employees and institution-affiliated parties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the removal of or restrictions on directors, officers, employees and institution-affiliated parties, and the enforcement of any such mechanisms through restraining orders or other court actions.

The Company and its affiliates are subject to the provisions of Section 23A and Section 23B of the Federal Reserve Act. Section 23A limits the amount of loans or extensions of credit to, and investments in, the Company and its nonbank affiliates by the Banks. Section 23B requires that transactions between any of the Banks and the Company and its nonbank affiliates be on terms and under circumstances that are substantially the same as with non-affiliates.

The Banks are also subject to certain restrictions on extensions of credit to executive officers, directors, and principal stockholders or any related interest of such persons, which generally require that such credit extensions be made on substantially the same terms as are available to third parties dealing with the Banks and not involve more than the normal risk of repayment. Other laws tie the maximum amount that may be loaned to any one customer and its related interests to capital levels.

As part of the Federal Deposit Insurance Company Improvement Act of 1991 ("FDICIA"), each federal banking regulator adopted non-capital safety and soundness standards for institutions under its authority. These standards include internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. An institution that fails to meet those standards may be required by the agency to develop a plan acceptable to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. The Company, on behalf of the Banks, believes that the Banks meet substantially all standards that have been adopted. FDICIA also imposes new capital standards on insured depository institutions.

The Community Reinvestment Act ("CRA") requires that, in connection with the examination of financial institutions within their jurisdictions, the federal banking regulators evaluate the record of the financial institution in meeting the credit needs of their communities including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered by all regulatory agencies in evaluating mergers, acquisitions and applications to open a branch or facility. As of the date of its most recent examination report, each of the Banks had a CRA rating of "Satisfactory."

Capital Requirements

FDICIA established a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, federal banking regulators are required to rate supervised institutions on the basis of five capital categories: "well -capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized;" and to take certain mandatory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories. The severity of the actions will depend upon the category in which the institution is placed. A depository institution is "well capitalized" if it has a total risk based capital ratio of 10% or greater, a Tier 1 risk based capital ratio of 6% or greater, and a leverage ratio of 5% or greater and is not subject to any order, regulatory agreement, or written directive to meet and maintain a specific capital level for any capital measure. An "adequately capitalized" institution is defined as one that has a total risk based capital ratio of 8% or greater, a Tier 1 risk based capital ratio of 4% or greater and a leverage ratio of 4% or greater (or 3% or greater in the case of a bank with a composite CAMEL rating of 1).

FDICIA generally prohibits a depository institution from making any capital distribution, including the payment of cash dividends, or paying a management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. For a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee (subject to certain limitations) that the institution will comply with such capital restoration plan.

Significantly undercapitalized depository institutions may be subject to a number of other requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized and requirements to reduce total assets and stop accepting deposits from correspondent banks. Critically undercapitalized depository institutions are subject to the appointment of a receiver or conservator, generally within 90 days of the date such institution is determined to be critically undercapitalized.

As of December 31, 2004, Talbot Bank and Centreville National Bank were each deemed to be "well capitalized." Felton Bank was not deemed to be "well capitalized" due to its total risk based capital ratio falling below 10%. The Company has since made the necessary capital contributions to Felton Bank to increase its total risk based capital ratio. For further information about the capital condition of the Company and the Banks, see Note 17 of the Notes to Consolidated Financial Statements appearing in Item 8 of Part II of this report.

Deposit Insurance

As FDIC member institutions, the Banks' deposits are insured to a maximum of $100,000 per depositor through the Bank Insurance Fund ("BIF"), administered by the FDIC, and each institution is required to pay semi-annual deposit insurance premium assessments to the FDIC. The FDIC is required to establish semi-annual assessments for BIF-insured depository institutions at a rate determined to be appropriate to maintain or increase the reserve ratio of the BIF at or above 1.25% of estimated insured deposits or at such higher percentage as the FDIC determines to be justified for that year by circumstances raising significant risk of substantial future losses to the fund. Assessments are made on a risk-based premium system with nine risk classifications based on certain capital and supervisory measures. Financial institutions with higher levels of capital and involving a low degree of supervisory concern are assessed lower premiums than financial institutions with lower levels of capital or involving a higher degree of supervisory concern. In addition, as a result of the April 1997 merger of Kent Savings and Loan Association, F.A. into Centreville National Bank, approximately $34.9 million of the Centreville National Bank's deposits are insured through the Savings Association Insurance Fund ("SAIF"), also administered by the FDIC, which are determined quarterly. The federal Economic Growth and Regulatory Paperwork Reduction Act of 1996 included provisions that, among other things, recapitalized the SAIF through a special assessment on savings association deposits and bank deposits that had been acquired from savings associations.

USA PATRIOT Act

Congress adopted the USA PATRIOT Act (the "Patriot Act") on October 26, 2001 in response to the terrorist attacks that occurred on September 11, 2001. Under the Patriot Act, certain financial institutions, including banks, are required to maintain and prepare additional records and reports that are designed to assist the government's efforts to combat terrorism. The Patriot Act includes sweeping anti-money laundering and financial transparency laws and required additional regulations, including, among other things, standards for verifying client identification when opening an account and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Federal Securities Laws

Shares of the Company's common stock are registered with the SEC under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are listed on the Nasdaq Small Cap Market. The Company is subject to information reporting, proxy solicitation, insider trading restrictions and other requirements of the Exchange Act and the listing standards of The Nasdaq Stock Market, Inc. The federal Sarbanes-Oxley Act of 2002 and the new regulations adopted in furtherance thereof made several changes to the Exchange Act and the listing standards of The Nasdaq Stock Market, Inc. These changes impose additional requirements and restrictions on the Company, including, among other things, restrictions on loans to and other transactions with insiders, additional disclosure requirements in the reports and other documents that the Company files with the SEC, new director independence requirements, certain Board of Director committee requirements, and other corporate governance requirements.

Governmental Monetary and Credit Policies and Economic Controls

The earnings and growth of the banking industry and ultimately of the Company and its subsidiaries are affected by the monetary and credit policies of governmental authorities, including the FRB. An important function of the FRB is to regulate the national supply of bank credit in order to control recessionary and inflationary pressures. Among the instruments of monetary policy used by the FRB to implement these objectives are open market operations in U.S. Government securities, changes in the federal funds rate, changes in the discount rate of member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth of bank loans, investments and deposits and may also affect interest rates charged on loans or paid for deposits. The monetary policies of the FRB authorities have had a significant effect on the operating results of commercial banks in the past and are expected to continue to have such an effect in the future. In view of changing conditions in the national economy and in the money markets, as well as the effect of actions by monetary and fiscal authorities, including the FRB, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or their effect on the business and earnings of the Company and its subsidiaries.

AVAILABLE INFORMATION

The Company maintains an Internet site at www.shbi.net on which it makes available, free of charge, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to the foregoing as soon as reasonably practicable after these reports are electronically filed with, or furnished to, the SEC. In addition, stockholders may access these reports and documents on the SEC's web site at www.sec.gov.

Item 2. Properties.

The tables below identify the offices of the Company's subsidiaries. The Company's main office is the same as Talbot Bank's main office. The Company owns real property at 28969 Information Lane in Easton, Maryland, which houses the Operations, Information Technology and Finance departments of the Company and its subsidiaries, and certain operations of The Avon Dixon Agency. A portion of the facility is leased to an unaffiliated third party.

The Talbot Bank of Easton, Maryland

Main Office 18 East Dover Street Easton, Maryland 21601	Tred Avon Square Branch 210 Marlboro Road Easton, Maryland 21601	St. Michaels Branch 1013 South Talbot Street St. Michaels, Maryland 21663
Elliott Road Branch 8275 Elliott Road Easton, Maryland 21601	Cambridge Branch 2745 Dorchester Square Cambridge, Maryland 21613	Sunburst Branch 424 Dorchester Avenue Cambridge, Maryland 21613

ATMs

Memorial Hospital at Easton 219 South Washington Street Easton, Maryland 21601	Sailwinds Amoco 511 Maryland Avenue Cambridge, Maryland 21613	Talbottown 218 North Washington Street Easton, Maryland 21601

The Centreville National Bank of Maryland

Main Office 109 North Commerce Street Centreville, Maryland 21617	Route 213 South Branch 2609 Centreville Road Centreville, Maryland 21617	Stevensville Branch 408 Thompson Creek Road Stevensville, Maryland 21666
Kent Branch 305 East High Street Chestertown, Maryland 21620	Hillsboro Branch 21913 Shore Highway Hillsboro, Maryland 21641	Denton Branch 850 South 5th Street Denton, Maryland 21629
Chester Branch 300 Castle Marina Road Chester, Maryland 21619		**ATM** Queenstown Harbor Golf Links Queenstown, Maryland 21658

The Felton Bank

Main Office 120 West Main Street Felton, Delaware 19943	Milford Branch 648 North West Front Street Routes 14 & 113 Milford, Delaware 19963

The Avon-Dixon Agency, LLC

Easton Office 106 North Harrison Street Easton, Maryland 21601	Grasonville Office 301 Saddler Road Grasonville, Maryland 21638	Centreville Office 195 Lawyers Row Centreville, Maryland 21617
Elliott-Wilson Insurance, LLC 106 North Harrison Street Easton, Maryland 21601	**Mubell Finance, LLC** 106 North Harrison Street Easton, Maryland 21601	**Wye Financial Services, LLC** 17 East Dover Street, Suite 101 Easton, Maryland 21601

Talbot Bank owns the real property on which all of its offices are located, except that it operates under leases at its Saint Michaels Branch and its Cambridge Branch. Centreville National Bank owns the real property on which all of its offices are located. The Felton Bank owns the real property on which its main office is located and leases the property on which its Milford branch is located. The Insurance Subsidiaries do not own any real property, but operate under leases. Wye Financial Services, LLC occupies space in Talbot Bank's main office. For information about rent expense for all leased premises, see Note 6 of the Notes to Consolidated Financial Statements appearing in Item 8 of Part II of this report.

Item 3. Legal Proceedings

In the normal course of business, the Company may become involved in litigation arising from banking, financial, and other activities of the Company. Management, after consultation with legal counsel, does not anticipate that the future liability, if any, arising out of these matters will have a material effect on the Company's financial condition, operating results, or liquidity.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

PART II

Item 5. Market for Registrant™s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

MARKET PRICE, HOLDERS AND CASH DIVIDENDS

The shares of the Company's common stock are listed on the Nasdaq Small Cap Market under the symbol "SHBI". As of March 1, 2005, the Company had approximately 1,685 holders of record. The high and low sales prices as reported on the Nasdaq SmallCap Market for the shares of the Company's common stock, as well as the cash dividends declared on those shares, for each quarterly period of 2004 and 2003 are set forth in the table below.

	2004			2003		
	Price Range		Dividends	Price Range		Dividends
	High	Low	Paid	High	Low	Paid
First Quarter	**$39.45**	**$30.37**	**$.18**	$35.74	$23.60	$.15
Second Quarter	**32.72**	**25.15**	**.18**	36.61	28.00	.17
Third Quarter	**29.70**	**25.25**	**.18**	40.59	29.50	.17
Fourth Quarter	**37.01**	**29.05**	**.18**	44.00	35.45	.17
			$.72			$ .66

Stockholders received cash dividends totaling $3,948,218 in 2004 and $3,548,410 in 2003. The ratio of dividends per share to net income per share was 38.71% in 2004, compared to 37.29% in 2003. Cash dividends are typically declared on a quarterly basis and are at the discretion of the Board of Directors, based upon such factors as operating results, financial condition, capital adequacy, regulatory requirements, and stockholder return. The Company's ability to pay dividends is limited by federal and Maryland law and is generally dependent on the ability of the Company's subsidiaries, particularly the Banks, to declare dividends to the Company. For more information regarding these limitations, see the Risk Factors attached to this report as Exhibit 99.1 under the heading "The Company's Ability to Pay Dividends is Limited".

The transfer agent for the Company's common stock is:

Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Investor Relations: 1-800-368-5948
E-mail for investor inquiries: info@rtco.com.

EQUITY COMPENSATION PLAN INFORMATION

The Company has three equity compensation plans under which it may issue shares of its common stock to employees, officers, and/or directors of the Company and its subsidiaries. These plans are: (i) the Shore Bancshares, Inc. 1998 Stock Option Plan (the "1998 Stock Option Plan"); the (ii) the Shore Bancshares, Inc. 1998 Employee Stock Purchase Plan (the "1998 Stock Purchase Plan"); and (iii) the Talbot Bancshares, Inc. Employee Stock Option Plan (the "Talbot Plan").

The 1998 Stock Option Plan and the 1998 Employee Stock Purchase Plan were approved by the Company's Board of Directors and its stockholders. In connection with the merger of Talbot Bancshares, Inc. ("Talbot Bancshares") into the Company in December 2000, the Company assumed options previously granted under, and subject to all terms of, the Talbot Plan. The Company subsequently registered the Talbot Plan with the SEC, and this plan authorizes the grant of options to purchase up to 114,000 shares of the Company's common stock (subject to adjustment for capital adjustments, stock dividends, and similar changes in the common stock). The Talbot Plan was previously approved by both the Board of Directors and the stockholders of Talbot Bancshares, but was not approved by the stockholders of the combined companies. Thus, only non-qualified stock options may be granted under the Talbot Plan.

The Talbot Plan is administered by the Personnel Committee of the Company's Board of Directors and will expire on April 9, 2007 unless sooner terminated. Generally, key management employees of the Company and its subsidiaries are eligible to receive option grants. An option granted under the plan vests according to the terms of the related stock option agreements and can generally be exercised for 10 years after grant, unless the Board provides otherwise. The option exercise price will generally be the fair market value of the shares on the date the option is granted. Upon exercise of options granted under the plan, the plan obligates the Company to pay the optionee a tax benefit payment in an amount of U.S. dollars equal to the number of shares as to which the option is being exercised, multiplied by (i) the "tax rate" and (ii) the difference between the per share fair market value at the time of exercise and the per share option price. The tax rate shall be a percentage designated by the Company to result in compensating the optionee for the federal, state and local income tax liability incurred by the optionee by virtue of his exercise of the option and the payment to him of the tax benefit payment. Options are not transferable other than by will or the laws of descent and distribution. All unexercised options will lapse upon termination of employment other than because of death, disability or approved retirement. If employment is terminated because of disability or approved retirement, the options will lapse one year or three months after termination, respectively. Upon a "change in control" as defined in the plan, all unexercised options will immediately vest and become exercisable. No options have been granted under the Talbot Plan since the merger with Talbot.

The following table contains information about these equity compensation plans as of December 31, 2004:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)(2)	85,225	$14.05	74,156
Equity compensation plans not approved by security holders (3)	0	$0	3,491
Total	85,225	$14.05	77,647

(1) Includes information for the 1998 Stock Option Plan and the 1998 Employee Stock Purchase Plan.
(2) Columns (a) and (b) of this item also include options assumed by the Company under the Talbot Plan in the 2000 merger of Talbot Bancshares into the Company. As of December 31, 2004, outstanding options assumed in the merger represent 52,203 shares of the Company's common stock, with a weighted-average exercise price of $8.62.
(3) This item covers options under the Talbot Plan other than those assumed by the Company in the 2000 merger of Talbot Bancshares into the Company.

Item 6. Selected Financial Data.

The following table sets forth certain selected financial data for the five years ended December 31, 2004 and is qualified in its entirety by the detailed information and financial statements, including notes thereto, included elsewhere or incorporated by reference in this annual report. This data should be read in conjunction with the consolidated financial statements and related notes thereto appearing in Item 8 of Part II of this report and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing in Item 7 of Part II of this report.

	Years Ended December 31,				
(Dollars in thousands, except per shares data)	**2004**	2003	2002	2001	2000
RESULTS OF OPERATIONS:					
Interest income	**$38,291**	$34,339	$36,306	$38,938	$39,480
Interest expense	**9,010**	9,743	12,438	17,061	17,888
Net interest income	**29,281**	24,596	23,868	21,877	21,592
Provision for credit losses	**931**	335	356	226	437
Net interest income after provision for credit losses	**28,350**	24,261	23,512	21,651	21,155
Noninterest income	**10,224**	9,845	5,968	2,646	3,104
Noninterest expenses	**22,535**	19,344	15,960	12,026	11,904
Income before taxes	**16,039**	14,762	13,520	12,271	12,355
Income taxes	**5,841**	5,266	4,730	4,277	4,398
NET INCOME	**$10,198**	$ 9,496	$ 8,790	$ 7,994	$ 7,957
PER SHARE DATA:					
Net income – basic	**$1.86**	$1.77	$1.64	$1.50	$1.50
Net income - diluted	**1.84**	1.74	1.62	1.49	1.48
Dividends paid	**.72**	.66	.60	.60	.52
Book value (at year end)	**16.86**	15.47	14.52	13.31	12.21
Tangible book value (at year end) (1)	**14.29**	14.06	13.08	13.03	11.91
FINANCIAL CONDITION (at year end):					
Assets	**$790,598**	$705,379	$654,066	$582,403	$553,097
Deposits	**658,672**	592,409	545,192	487,470	464,485
Total loans, net of unearned income and allowance for credit losses	**590,766**	470,895	435,422	388,516	378,307
Stockholders' equity	**92,976**	83,527	78,028	70,971	65,024
PERFORMANCE RATIOS (for the year):					
Return on average assets	**1.32%**	1.40%	1.42%	1.42%	1.52%
Return on average stockholders' equity	**11.17%**	11.70%	11.79%	11.70%	12.98%
Net interest margin	**4.10%**	3.91%	4.12%	4.15%	4.40%
Efficiency ratio(2)	**57.04%**	56.17%	53.49%	49.04%	48.20%
Dividend payout ratio	**38.71%**	37.29%	36.59%	40.00%	34.66%
Average stockholders' equity to average total assets	**11.79%**	11.96%	12.00%	12.16%	11.68%

(1) Total stockholders' equity, net of goodwill and other intangible assets, divided by the number of shares of common stock outstanding at year-end.

(2) Noninterest expenses as a percentage of total revenue (net interest income plus total noninterest income). Lower ratios indicate improved productivity.

Item 7. Management™s Discussion and Analysisof Financial Condition and Results of Operation.

MANAGEMENT™S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion compares the financial condition of the Company at December 31, 2004 to the financial condition at December 31, 2003 and the results of operations for the years ended December 31, 2004, 2003, and 2002. This discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto appearing in Item 8 of Part II of this report.

PERFORMANCE OVERVIEW

The Company recorded a 7.4% increase in net income for 2004 over 2003. Net income for the year ended December 31, 2004 was $10,198,000, compared to $9,496,000 and $8,790,000 for the years ended December 31, 2003 and 2002, respectively. Basic net income per share for 2004 was $1.86, an increase of 5.1% over 2003. Basic net income per share was $1.77 and $1.64 for 2003 and 2002, respectively. Diluted net income per share for 2004 was $1.84, an increase of 5.7% over 2003. Diluted net income per share was $1.74 and $1.62 for 2003 and 2002, respectively.

Return on average assets was 1.32% for 2004, compared to 1.40% for 2003 and 1.42% for 2002. Return on stockholders' equity for 2004 was 11.17%, compared to 11.70% for 2003 and 11.79% for 2002. When compared to 2003, average assets increased 14.2% totaling $774,880,000, average loans increased 21.4% totaling $555,259,000, average deposits increased 14.1% totaling $648,145,000, and average stockholders' equity increased 12.5% totaling $91,326,000 for the year ended December 31, 2004.

RECENT DEVELOPMENTS

On February 15, 2005, in furtherance of the Company's acquisition of all of the assets of The Avon-Dixon Agency, Inc. on May 1, 2002, the Company made a $2.8 million deferred payment (earn-out) to The Avon-Dixon Agency, Inc. The deferred payment was required by the acquisition agreement and was based on the acquired business' satisfaction of certain performance criteria through December 31, 2004. As a result of this payment, the Company recorded $2.8 million in Goodwill on December 31, 2004. For further information about acquisition-related Goodwill recognized during 2004, see Note 2 of the Notes to Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the industries in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.

The most significant accounting policies followed by the Company are presented in Note 1 of the Notes to Consolidated Financial Statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for credit losses to be the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for credit losses represents management's estimate of probable credit losses inherent in the loan portfolio as of the balance sheet date. Determining the amount of the allowance for credit losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheets. Note 1 of the Notes to Consolidated Financial Statements describes the methodology used to determine the allowance for credit losses and a discussion of the factors driving changes in the amount of the allowance for credit losses is included in the Credit Risk Management section of this financial review.

RECENT ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Note 1 of the Notes to the Consolidated Financial Statements discusses new accounting policies adopted by the Company during 2004 and the expected impact of accounting policies recently issued or proposed but not yet required to be adopted. To the extent the adoption of new accounting standards materially affects the Company's financial condition, results of operations, or liquidity, the impacts are discussed in the applicable section(s) of this financial review and notes to the consolidated financial statements.

RESULTS OF OPERATIONS

Net Interest Income and Net Interest Margin

Net interest income remains the most significant component of the Company's earnings. It is the excess of interest and fees earned on loans, federal funds sold, and investment securities, over interest paid on deposits and borrowings. Tax equivalent net interest income for 2004 was $29,624,000, representing an 18.6% increase over 2003. Tax equivalent net interest income for 2003 was $24,987,000, a 3.3% increase over 2002. Increased interest income and a reduction in interest expense was the reason for the increased net interest income in 2004. Interest income declined in 2003, but a greater overall reduction of interest expense during that year resulted in an increase in net interest income over 2002. The tax equivalent yield on earning assets was 5.35% for 2004, compared to 5.44% and 6.24% for 2003 and 2002, respectively.

In June of 2004, the FRB began to increase short-term interest rates, but these increases were not enough to increase the overall yields on earning assets that resulted from previous rate reductions. Short-term rates were reduced by 25 basis points in 2003, 50 basis points in 2002, and a record setting eleven reductions totaling 475 basis points in 2001. The federal funds rate was 2.25% at December 31, 2004, compared to 1.0% and 1.25% at December 31, 2003 and 2002, respectively, and the New York Prime rate was 5.25% at December 31, 2004, compared to 4.0% and 4.25% at December 31, 2003 and 2002, respectively.

The rate paid for interest bearing liabilities declined 33 basis points in 2004, from 1.88% for the year ended December 31, 2003 to 1.55% for the year ended December 31, 2004. The average balance of earning assets increased during 2004 totaling $722,490,000, compared to $638,271,000 for 2003. On a tax equivalent basis, net interest income for 2004 was $29,624,000, compared to $24,987,000 for 2003 and $24,184,000 for 2002, representing an increase of 18.6% and 3.3% for 2004 and 2003, respectively.

The following table sets forth the major components of net interest income, on a tax equivalent basis, for the years ended December 31, 2004, 2003 and 2002.

(Dollars in thousands)	2004			2003			2002		
	Average Balance	Interest (1)	Yield/ Rate	Average Balance	Interest (1)	Yield/ Rate	Average Balance	Interest (1)	Yield/ Rate
Earning Assets:									
Investment securities:									
Taxable	$126,835	$ 4,359	3.44%	$118,104	$ 4,332	3.67%	115,012	$ 5,641	4.91%
Non-taxable	15,593	909	5.83	14,739	914	6.20	11,058	733	6.63
Loans (2)(3)	555,259	33,065	5.95	457,491	28,981	6.33	423,771	29,646	7.00
Interest bearing deposits	4,737	46	.98	19,602	202	1.03	9,849	149	1.52
Federal funds sold	20,066	255	1.27	28,335	301	1.06	27,410	453	1.65
Total earning assets	722,490	38,634	5.35%	638,271	34,730	5.44%	587,100	36,622	6.24%
Cash and due from banks	23,190			18,436			16,757		
Other assets	33,685			26,130			21,550		
Allowance for credit losses	(4,485)			(4,190)			(4,266)		
Total assets	$774,880			$678,647			$621,141		
Interest bearing liabilities:									
Demand	$110,614	$ 409	.37%	$ 101,227	$ 504	.50%	91,939	$ 762	.83%
Savings	195,842	1,394	.71	153,721	1,388	.90	126,947	1,809	1.43
Certificates of deposit $100,000 or more	86,450	2,346	2.71	91,194	2,503	2.74	87,761	3,032	3.45
Other time	159,612	4,393	2.75	145,035	4,918	3.39	145,539	6,340	4.36
Interest bearing deposits	552,518	8,542	1.55	491,177	9,313	1.90	452,186	11,943	2.64
Short-term borrowings	25,590	215	0.84	23,071	178	0.77	20,986	243	1.16
Long-term debt	5,000	253	5.05	5,000	252	5.04	5,000	252	5.04
Total interest bearing liabilities	583,108	9,010	1.55%	519,248	9,743	1.88%	478,172	12,438	2.60%
Noninterest bearing deposits	95,627			73,910			65,067		
Other liabilities	4,819			4,308			3,357		
Stockholders' equity	91,326			81,181			74,545		
Total liabilities and stockholders' equity	$774,880			$678,647			$621,141		
Net interest spread		$29,624	3.80%		$24,987	3.56%		$24,184	3.64%
Net interest margin			4.10%			3.91%			4.12%

(1) All amounts are reported on a tax equivalent basis computed using the statutory federal income tax rate of 35% exclusive of the alternative minimum tax rate and nondeductible interest expense. The taxable equivalent adjustment amounts utilized in the above table to compute yields aggregated $343 in 2004, $392 in 2003, and $316 in 2002.
(2) Average loan balances include nonaccrual loans.
(3) Interest income on loans includes amortized loan fees, net of costs, for each category and yields are stated to include all.

The Company's tax equivalent yield on loans continued to decline in 2004 as new loans and loans refinanced with the Company were recorded at lower rates than the year before. An increased volume of loans during 2004 resulted in an increase in interest income for the year when compared to 2003, when the effect of declining rates was much greater than the impact of loan volume on the resultant interest income. In 2004, the increased volume of loans generated $5,866,000 in additional interest income, which was offset by a $1,782,000 decline in interest income due to the reduced yields. Tax equivalent interest income totaled $38,634,000 for 2004, compared to $34,730,000 for 2003 and $36,622,000 for 2002. The primary reason for a $1,892,000 decline in total interest income in 2003 was lower overall yields on loans and other earning assets, which caused interest income declines of $1,421,000 and $2,785,000 for taxable investment securities and loans, respectively, when compared to 2002.

Growth in the average balance of earning assets was $84,219,000 or 13.2% for the year ended December 31, 2004. Average loans increased $33,720,000, or 8.0%, totaling $457,491,000 at December 31, 2004, compared to an increase of $37,610,000, or 9.7%, during 2002. For the year ended December 31, 2004, the average balance of investment securities increased $9,585,000 and federal funds sold and interest bearing deposits in other banks declined $23,134,000 when compared to 2003. In 2003, the average balance of earning assets increased $51,171,000, or 8.7%, when compared to 2002, driven primarily by growth in interest bearing deposits and federal funds sold, with lower overall yields than other earning assets. As a percentage of total average earning assets, loans and investment securities totaled 76.9% and 19.7%, respectively, for 2004, compared to 71.7% and 20.8%, respectively, for 2003.

The following Rate/Volume Variance Analysis identifies the portion of the changes in tax equivalent net interest income, which are attributable to changes in volume of average balances or to changes in the yield on earning assets and rates paid on interest bearing liabilities.

	2004 over (under) 2003			2003 over (under) 2002		
	Total	**Caused By**		Total	Caused By	
(Dollars in thousands)	**Variance**	**Rate**	**Volume**	Variance	Rate	Volume
Interest income from earning assets:						
Interest Bearing Deposits	**$ (156)**	**$ (15)**	**$ (141)**	$ 53	$ (95)	$ 148
Federal funds sold	**(46)**	**63**	**(109)**	(152)	(161)	9
Taxable investment securities	**27**	**(281)**	**308**	(1,309)	(1,421)	112
Non-taxable investment securities	**(5)**	**(55)**	**50**	181	(52)	233
Loans	**4,084**	**(1,782)**	**5,866**	(665)	(2,785)	2,120
Total interest income	**3,904**	**(2,070)**	**5,974**	(1,892)	(4,514)	2,622
Interest expense on deposits and borrowed funds:						
Interest bearing demand	**(95)**	**(131)**	**36**	(258)	(307)	49
Savings deposits	**6**	**(321)**	**327**	(421)	(697)	276
Time deposits	**(682)**	**(962)**	**280**	(1,951)	(2,030)	79
Short-term borrowings	**37**	**14**	**23**	(65)	(88)	23
Long term debt	**1**	**-**	**1**	-	-	-
Total interest expense	**(733)**	**(1,400)**	**667**	(2,695)	(3,122)	427
Net interest income	**$4,637**	**$(670)**	**$ 5,307**	$ 803	$(1,392)	$2,195

The rate and volume variance for each category has been allocated on a consistent basis between rate and volume variances, based on a percentage of rate, or volume, variance to the sum of the absolute two variances.

The Company's net interest margin (its tax equivalent net interest income divided by average earning assets) represents the net yield on earning assets. The net interest margin is managed through loan and deposit pricing and assets/liability strategies. The Company's net interest margin increased 19 basis points for 2004 to 4.10%, from 3.91% for 2003, compared to a 21 basis point decline for 2003. The Company's net interest spread, which is the difference between the average yield on earning assets and the rate paid for interest bearing liabilities, increased from 3.56% for 2003 to 3.80% for 2004.

Interest expense for 2004 decreased $733,000 when compared to 2003. Lower rates accounted for a $1,400,000 reduction in interest expense, while the increased volume of deposits and other interest bearing liabilities generated additional interest expense of $667,000 for 2004. The average rate paid for certificates of deposit of $100,000 or more remained substantially unchanged, however the rate paid for all other time deposits decreased by 64 basis points. Average interest bearing demand deposits increased $9,387,000 during the year, and the rate paid for those deposits decreased 13 basis points to .37%, compared to .50% for 2003 and .83% for 2002. The rate paid for short-term borrowings, which consist primarily of securities sold under agreements to repurchase, increased to .84% in 2004 from .77% in 2003.

Noninterest Income

Noninterest income increased $379,000 or 3.8% in 2004, compared to an increase of $3,877,000 or 65% in 2003. Service charges on deposits increased $541,000 during 2004. This increase resulted primarily from new and enhanced overdraft products offered to customers, which generated approximately $330,000 of the increase, and operations of the Felton Bank, which contributed $139,000 toward the increase. Service charges on deposit accounts increased $14,000 and $38,000 for 2003 and 2002, respectively. Other service charges and fees increased $522,000 in 2004 as a result of increased letter of credit fees ($94,000), increases in interchange income relating to bank debit and ATM cards ($232,000), an agency management fee received by one of the Company's insurance subsidiaries ($67,000) and fee income generated by the Felton Bank ($79,000). In 2003, other service charges and fees increased $66,000 or 11.3% when compared to 2002. The Insurance Subsidiaries generated income of $6,383,000, an increase of $346,000 over 2003 (the first full year of operations since being acquired in April 2002). Insurance commission income for the eight months ended December 31, 2002 was $2,872,000. The Company recognized $41,000 in gains on sales of securities in 2004, compared to $448,000 in 2003. These gains were offset by other-than temporary impairment adjustments of $657,500 and $131,000 in 2004 and 2003, respectively. Other-than-temporary impairment adjustments related to certain Freddie Mac preferred stocks and a U.S. Government bond fund owned by the

Company in 2004 and 2003, respectively. Other noninterest income decreased $87,000 in 2004, compared to an increase of $345,000 or 64.7% in 2003. The 2003 increase resulted primarily from income generated from the sale of loans on the secondary market totaling $465,000. Mortgage loans that are to be sold in the secondary market are not generally funded by the Company, but the Company receives a commission upon settlement.

The following table summarizes noninterest income of the Company for the years ended December 31:

	Years Ended			Change from Prior Year			
				2004/03		2003/02	
(Dollars in thousands)	**2004**	2003	2002	**Amount**	**Percent**	Amount	Percent
Service charges on deposit accounts	**$2,470**	$1,929	$1,915	**$541**	**28.1%**	$14	0.7%
Other service charges and fees	**1,170**	648	582	**522**	**80.4**	66	11.3
Gain on sale of securities	**41**	448	26	**(407)**	**(90.8)**	422	1,623.1
Other than temporary impairment of securities	**(657)**	(132)	-	**(525)**	**398.1**	(132)	(100.0)
Earnings from unconsolidated subsidiaries	**26**	37	40	**(11)**	**(29.2)**	(3)	7.5
Insurance agency commissions	**6,383**	6,037	2,872	**346**	**5.7**	3,165	110.2
Other noninterest income	**791**	878	533	**(87)**	**(9.9)**	345	64.7
Total	**$10,224**	$9,845	$5,968	**$379**	**3.8%**	$3,877	65.0%

Noninterest Expense

Total noninterest expense increased $3,190,000 or 16.5% in 2004, compared to an increase of $3,384,000 or 21.2% in 2003. A significant portion of the overall increase is attributable to the Felton Bank, which was acquired in 2004. Expenses relating to the Felton Bank were: $805,000 in salaries and employee benefits; $171,000 in occupancy and equipment; $85,000 in data processing; $6,000 in directors' fees; $91,000 in amortization of intangibles; and $270,000 in other noninterest expense. As in 2003, new bank branches were opened in 2004 and the Company experienced increases in all categories of noninterest expense resulting from overall growth. In 2003, the increase in noninterest expense was primarily attributable to the operation of the Insurance Subsidiaries. Expenses related to the operation of the Insurance Subsidiaries in 2003 were: $3,737,000 in salaries and employee benefits; $443,000 in occupancy and equipment expenses; $829,000 in other noninterest expense. For the eight-month period of 2002 during which the Insurance Subsidiaries were operational, noninterest expenses were: $1,949,000 in salaries and employee benefits; $249,000 in occupancy and equipment expense; and $457,000 in other noninterest expense. Salaries attributable to the Insurance Subsidiaries are based in large part on insurance commissions, and, accordingly, these salaries fluctuate with premium revenue fluctuations. Amortization of other intangible assets relate to the Felton Bank and the operation of the Insurance Subsidiaries. See Note 8 of the Notes to Consolidated Financial Statements for further information regarding the impact of goodwill and other intangible assets on the financial statements. The Company had 268 full-time equivalent employees at December 31, 2004, compared to 231 and 222 at December 31, 2003 and 2002, respectively.

The following table summarizes noninterest expense of the Company for the years ended December 31:

	Years Ended			Change from Prior Year			
				2004/03		2003/02	
(Dollars in thousands)	**2004**	2003	2002	**Amount**	**Percent**	Amount	Percent
Salaries and employee benefits	**$13,760**	$12,243	$9,573	**$1,517**	**12.4%**	$2,670	27.9%
Occupancy and equipment	**2,427**	2,034	1,758	**393**	**19.3**	276	15.7
Data processing	**1,310**	955	889	**355**	**37.1**	66	7.4
Directors' fees	**553**	569	472	**(16)**	**(2.8)**	97	20.6
Amortization of other intangible assets	**306**	216	129	**90**	**42.1**	87	67.4
Other operating expenses	**4,178**	3,327	3,139	**851**	**25.6**	188	6.0
Total	**$22,534**	$19,344	$15,960	**$3,190**	**16.5%**	$3,384	21.2%

Income Taxes

Income tax expense was $5,841,000 for 2004, compared to $5,266,000 for 2003 and $4,730,000 for 2002. The effective tax rates on earnings during these three years were 36.4%, 35.7% and 35.0%, respectively.

REVIEW OF FINANCIAL CONDITION

Asset and liability composition, asset quality, capital resources, liquidity, market risk and interest sensitivity are all factors that affect the Company's financial condition.

Assets

Total assets increased 12.1% to $790,598,000 at December 31, 2004, compared to an increase of 7.8% for 2003. Average total assets at December 31, 2004 were $774,880,000, an increase of 14.2% over 2003. Average total assets increased 9.3% in 2003, totaling $678,647,000 for the year. The loan portfolio represents 76.9% of average earning assets and is the primary source of income for the Company.

Funding for loans is provided primarily by core deposits and short-term borrowings. Total deposits increased 11.2% to $658,672,000 at December 31, 2004, compared to an 8.7% increase for 2003.

The following table sets forth the average balance of the components of average earning assets as a percentage of total average earning assets as of December 31.

	2004	2003	2002	2001	2000
Investment securities	**19.71%**	20.81%	21.47%	21.42%	24.25%
Loans	**76.85**	71.68	72.18	72.28	73.66
Interest bearing deposits with other banks	**.66**	3.07	1.68	2.00	--
Federal funds sold	**2.78**	4.44	4.67	4.30	2.09
	100.00%	100.00%	100.00%	100.00%	100.00%

Interest Bearing Deposits With Other Banks and Federal Funds Sold

The Company invests excess cash balances in interest bearing accounts and federal funds sold offered by its correspondent banks. These liquid investments are maintained at a level necessary to meet the immediate liquidity needs of the Company. The average balance of interest bearing deposits with other banks and federal funds sold declined $23,134,000 to $24,803,000 during 2004 with the proceeds used to fund loan growth during the year. In 2003, the average balance increased $10,678,000 to $47,937,000.

Investment Securities

The investment portfolio is structured to provide liquidity for the Company and also plays an important role in the overall management of interest rate risk. Investment securities in the held to maturity category are stated at cost adjusted for amortization of premiums and accretion of discounts. The Company intends and has current ability to hold such securities until maturity. Investment securities available for sale are stated at estimated fair value based on quoted market prices. They represent securities which may be sold as part of the Company's asset/liability strategy or which may be sold in response to changing interest rates. Net unrealized holding gains and losses on these securities are reported net of related income taxes as accumulated other comprehensive income, a separate component of stockholders' equity. During 2003 and again in 2004, the Company recognized losses on securities in the amount of $657,500 and $131,394, respectively, due to declines that were determined to be other than temporary. At December 31, 2004, the Company had classified 87% of the portfolio as available for sale and 13% as held to maturity, compared to 90% and 10%, respectively, at December 31, 2003. The percentage of securities designated as available for sale reflects the amount needed to support the anticipated growth and liquidity needs of the Company. With the exception of municipal securities, it is the general practice of the Company to classify all newly purchased securities as available for sale.

At December 31, 2004, investment securities available for sale were $103,434,000, compared to $144,368,000 at December 31, 2003, which represents a decrease of $40,934,000 or 28.4%. The decline was primarily the result of a $29,795,000 decrease in investments in U.S. Government Agency bonds, which totaled $74,469,000 or 72% of the total available for sale portfolio. At December 31, 2003, U.S. Government Agency securities totaled $104,264,000 or 72.2% of the available for sale portfolio. Mortgage-backed securities at December 31, 2004 and 2003 totaled $24,413,000 and $30,595,000, respectively, or 23.6% and 21.2% of the available for sale portfolio at December 31, 2004 and 2003, respectively. During 2004, proceeds from matured or called bond, which were not used as a funding source for loan growth, were typically reinvested in U.S. Government Agency bonds with maturities less than 5 years. Earnings on certain U.S. Government Agency Bonds are exempt from state income tax, producing higher effective returns without affecting the overall credit risk and liquidity of the portfolio. Investment securities held to maturity, consisting primarily of tax-exempt municipal bonds, totaled $15,313,000 at December 31, 2004, compared to $13,124,000 at December 31, 2003. The Company does not typically invest in structured notes or other derivative securities.

The following table sets forth the maturities and weighted average yields of the investment portfolio as of December 31, 2004.

	1 Year or Less		1-5 Years		5-10 Years		Over 10 Years	
(Dollars in thousand)	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield
Held to Maturity:								
Obligations of states and political subdivisions (1)	$ 1,010	4.29%	$ 4,566	3.64%	$7,130	3.97%	$2,952	3.60%
Mortgage backed securities	4	8.81%	-	-	-	-	-	-
Total Held to Maturity	$ 1,014	4.29%	$ 4,566	3.64%	$7,130	3.97%	$2,952	3.60%
Available for Sale:								
U.S. government agencies	$ 7,491	2.26%	$63,968	3.14%	$3,010	4.10%	$ -	-%
Mortgage backed securities	656	4.57	15,037	3.67	2,050	4.55	6,670	4.37
Equity securities	-	-	-	-	-	-	4,552	3.20
Total Available for Sale	$ 8,147	2.27%	$79,005	3.42%	$5,060	4.23%	$11,222	3.51%

(1) Yields adjusted to reflect a tax equivalent basis assuming a federal tax rate of 35%.

Loans

The Company continued to experience strong growth trends in the real estate lending market. Loans increased 25.4% in 2004, compared to 8.1% in 2003 and 11.9% in 2002. Most of the growth in 2004 was concentrated in loans secured by real estate, both construction and other mortgages, which increased $60,381,000 or 164.8% and $49,172,000 or 13.8%, respectively. Commercial, financial and agricultural loans increased $9,338,000 or 14.5% in 2004, compared to an increase of $2,457,000 or 4.0% in 2003. A healthy local real estate market and low interest rates were the driving force behind the growth. The market in which the Company operates has experienced a significant amount of construction and land development activity over the last year, which has also contributed significantly to loan growth. Consumer loans remain a small percentage of the overall loan portfolio and increased $1,612,000 or 9.5% in 2004 when compared to 2003. Loans, net of unearned income, totaled $595,458,000 at December 31, 2004, an increase of $120,503,000 when compared to 2003. The Felton Bank, which was acquired in April 2004, represented approximately $50,364,000 of this growth. Loans, net of unearned income, totaled $474,955,000 at December 31, 2003, an increase of $35,416,000 or 8.1% when compared to 2002. Since 2002, the Company has brokered long-term fixed rate residential mortgage loans for sale on the secondary market.

The table below sets forth trends in the composition of the loan portfolio over the past five years (including net deferred loan fees/costs).

	December 31,				
(Dollars in thousands)	**2004**	2003	2002	2001	2000
Commercial, financial and agricultural	**$ 73,757**	$ 64,419	$61,962	$ 58,953	$ 54,642
Real estate - construction	**97,021**	36,640	25,354	20,255	18,587
Real estate - mortgage	**406,053**	356,881	335,037	293,921	291,136
Consumer	**18,627**	17,015	17,186	19,577	18,141
Total Loans	**$595,458**	$474,955	$439,539	$392,706	$382,506

The table below sets forth the maturities and interest rate sensitivity of the loan portfolio at December 31, 2004.

	Maturing Within One Year	Maturing After one But Within Five Years	Maturing After Five Years	Total
Commercial, financial and agricultural	$ 68,461	$ 92,637	$14,786	$175,884
Real estate - construction	49,858	46,403	760	97,021
Real estate - mortgage	63,248	131,813	108,862	303,923
Consumer	8,693	7,835	2,102	18,630
Total	$190,260	$278,688	$126,510	$595,458
Rate Terms:				
Fixed-Interest Rate Loans	$ 63,529	$152,217	$ 46,531	$262,277
Adjustable-Interest Rate Loans	126,731	126,471	79,979	333,181
Total	$190,260	$278,688	$126,510	$595,458

Deposits

The Company primarily utilizes core deposits to fund its earning assets. At both December 31, 2004 and 2003, deposits provided funding for approximately 89% of average earning assets. Average deposits increased 14.7% in 2004, compared to a 9.2% increase in 2003. The most significant growth occurred in the average balance of money management account and other savings accounts, which increased $42,121,000 or 27.4%. Low interest rates kept depositors from utilizing long-term deposit products for much of the year, but the Company began to offer higher rates paid for time deposits during the third and fourth quarters of 2004 due to increased competition. Certificates of deposit over $100,000 declined on average as a result of a municipal depositor who sought competitive bids and moved money to other financial institutions. The average balance of other time deposits increased $14,577,000 or 10.1% during 2004. In 2003, the average balance of certificates of deposit increased only $2,929,000 or 1.2%. The average balance of noninterest bearing demand deposits increased $21,717,000 or 29.4% in 2004, compared to an increase of $8,843,000 or 13.5% in 2003. NOW and SuperNOW accounts increased $9,387,000 or 9.3% in 2004 and $9,289,000 or 10.1% in 2003.

The Company has not historically relied on brokered deposits or purchased deposits as funding sources for loans.

The following table sets forth the average balances of deposits and the percentage of each category to total deposits for the years ended December 31.

(Dollars in thousands)	Average Balances					
	2004		2003		2002	
Noninterest-bearing demand	**$95,627**	**14.75%**	$73,910	13.08%	$65,067	12.58%
Interest bearing deposits						
NOW and Super NOW	**110,614**	**17.07**	101,227	17.91	91,938	17.77
Savings	**48,875**	**7.54**	40,726	7.21	35,885	6.93
Money management	**146,967**	**22.68**	112,995	20.00	91,063	17.61
Certificates of Deposit and other time deposits less than $100,000	**159,612**	**24.62**	145,035	25.66	145,539	28.14
Certificates of Deposit $100,000 or more	**86,450**	**13.34**	91,194	16.14	87,761	16.97
	$648,145	**100.00%**	$565,087	100.00%	$517,253	100.00%

The following table sets forth the maturity ranges of certificates of deposit with balances of $100,000 or more on December 31, 2004 (in thousands).

Three months or less	$10,532
Over three through twelve month	41,734
Over twelve months	39,049
	$91,315

Short-Term Borrowings

Short-term borrowings consist primarily of securities sold under agreement to repurchase. These short-term obligations are issued in conjunction with cash management services for deposit customers. The Company occasionally borrows from a correspondent bank under a federal funds line of credit arrangement to meet short-term liquidity needs.

The average balance of short-term borrowings increased $2,519,000 or 10.9% in 2004, compared to an increase of $2,085,000 or 9.9% in 2003.

The following table sets forth the Company's position with respect to short-term borrowings.

(Dollars in thousands)	2004		2003		2002	
	Balance	Interest Rate	Balance	Interest Rate	Balance	Interest Rate
Federal funds purchased and securities sold under agreements to repurchase:						
Average outstanding for the year	$25,590	0.84%	$23,071	0.77%	$20,986	1.15%
Outstanding at year end	27,106	0.80%	20,957	0.63%	22,008	0.90
Maximum outstanding at any month end	30,845	-	29,781	-	28,585	-

Capital Management

The Company continues to maintain capital at levels in excess of the minimum risk based capital requirements adopted by the federal banking agencies. Total stockholders' equity was $92,976,000 at December 31, 2004, 11.3% higher than the previous year. Stockholders' equity was $83,527,000 at December 31, 2003, an increase of 7.0% over December 31, 2002. The increase in stockholders' equity in 2004 resulted primarily from the Company's earnings for the year of $10,198,000, reduced by dividends paid on common stock of $3,948,000. An additional $3,208,000 in stockholder's equity resulted from the issuance of common stock in conjunction with the acquisition of Felton Bank in 2004.

The Company records unrealized holding gains (losses), net of tax, on investment securities available for sale as accumulated other comprehensive income (loss), a separate component of stockholder's equity. As of December 31, 2004, the portion of the Banks' investment portfolio designated as "available for sale" had net unrealized holding losses, net of tax, of $278,000, compared to unrealized holding gains, net of tax, of $310,000 at December 31, 2003.

The following table compares the Company's capital ratios as of December 31 to the regulatory requirements.

(Dollars in thousands)	2004	2003	Regulatory Requirements
Tier 1 capital	**$ 82,385**	$ 75,421	
Tier 2 capital	**4,844**	4,170	
Total capital, less deductions	**$ 87,229**	$ 79,591	
Risk-adjusted assets	**$629,225**	$ 492,326	
Risk-based capital ratios:			
Tier 1	**13.04 %**	15.32%	4.0%
Total capital	**13.86 %**	16.17%	8.0%
Total Capital	**$ 82,385**	$ 75,421	
Total adjusted assets	**$772,140**	$703,223	
Leverage capital ratio	**10.67%**	10.73%	4.0%

Management knows of no trends or demands, commitments, events or uncertainties that are likely to have a material adverse impact on capital. See Note 17 of the Notes to Consolidated Financial Statements for further information about the regulatory capital positions of the Company and the Banks.

Provision for Credit Losses and Risk Management

Originating loans involves a degree of risk that credit losses will occur in varying amounts according to, among other factors, the types of loans being made, the credit-worthiness of the borrowers over the term of the loans, the quality of the collateral for the loan, if any, as well as general economic conditions. The Company's Board of Directors demands accountability of management, keeping the interests of stockholders' in focus. Through its Asset/Liability and Audit Committees, the Board actively reviews critical risk positions, including market, credit, liquidity and operational risk. The Company's goal in managing risk is to reduce earnings volatility, control exposure to unnecessary risk, and ensure appropriate returns for risk assumed. Senior members of management actively manage risk at the product level, supplemented with corporate level oversight through the Asset/Liability Committee and internal audit function. The risk management structure is designed to identify risk issues through a systematic process, enabling timely and appropriate action to avoid and mitigate risk.

Credit Risk Management

The Company's loan portfolio is subject to varying degrees of credit risk. Credit risk is mitigated through portfolio diversification, limiting exposure to any single industry or customer, collateral protection and standard lending policies and underwriting criteria. The following discussion provides information and statistics on the overall quality of the Company's loan portfolio. Note 1 to Consolidated Financial Statements describes the accounting policies related to nonperforming loans and charge-offs and describes the methodologies used to develop the allowance for credit losses, including both the specific and nonspecific components. Management believes the policies governing nonperforming loans and charge-offs are consistent with regulatory standards. The amount of the allowance for credit losses and the resulting provision are reviewed monthly by senior members of management and approved quarterly by the Board of Directors.

The allowance is increased by provisions for credit losses charged to expense and recoveries of loans previously charged-off. It is decreased by loans charged-off in the current period. Provisions for credit losses are made to bring the allowance for credit losses within the range of balances that are considered appropriate based upon the allowance methodology and to reflect losses within the loan portfolio as of the balance sheet date.

The adequacy of the allowance for credit losses is determined based upon management's estimate of the inherent risks associated with lending activities, estimated fair value of collateral, past experience and present indicators such as loan delinquency trends, nonaccrual loans and current market conditions. Management believes the allowance is adequate; however, future changes in the composition of the loan portfolio and financial condition of borrowers may result in additions to the allowance. Examination of the portfolio and allowance by various regulatory agencies and consultants engaged by the Company may result in the need for additional provisions based upon information available at the time of the examination.

Each of the Banks maintains a separate allowance for credit losses, which is only available to absorb losses from their respective loan portfolios. Each Banks' allowance is subject to regulatory examination and determination as to its adequacy.

The allowance for credit losses is comprised of two parts: the specific allowance and the formula allowance. The specific allowance is the portion of the allowance that results from management's evaluation of specific loss allocations for identified problem loans and pooled reserves based on historical loss experience for each loan category. The formula allowance is determined based on management's assessment of industry trends and economic factors in the markets in which the Company operates. The determination of the formula allowance involves a higher risk of uncertainty and considers current risk factors that may not have yet manifested themselves in the Company's historical loss factors.

The specific allowance is based on each Banks' quarterly analysis of its loan portfolio and is determined based upon the analysis of collateral values, cash flows and guarantor's financial capacity, whichever are applicable. In addition, allowance factors are applied to internally classified loans for which specific allowances have not been determined and historical loss factors are applied to homogenous pools of unclassified loans. Historical loss factors may be adjusted by management in situations where no historical losses have occurred or where current conditions are not reflective of the specific history of the Company.

The formula allowance is based upon management's evaluation of external conditions, the effects of which are not directly measured in the determination of the specific allowance. The conditions evaluated in connection with the formula allowance include: general economic and business conditions affecting the Company's primary lending area; credit quality trends; collateral values; loan values; loan volumes and concentrations; seasoning of the loan portfolio; specific industry conditions within the portfolio segments; recent loss experience; duration of the current business cycle; bank regulatory examination results; and findings of internal loan review personnel. Management reviews the conditions which impact the formula allowance quarterly and to the extent any of these conditions relate to specifically identifiable loans may reflect the adjustment in the specific allowance. Where any of these conditions is not related to a specific loan or loan category, management's evaluation of the probable loss related to the condition is reflected in the formula allowance.

While the local economy does not appear to show signs of weakness or the effects of the recent recession exhibited elsewhere in the nation, management is aware that the effects of continued weakness in the national economy and/or a weakness in the local economy could result in future higher loss levels for the Company.

The ratio of net charge-offs to average loans was .13% in 2004, compared to .09% in 2003. At December 31, 2004, the allowance for credit losses was $4,692,000, or .85% of average outstanding loans, and 319% of total nonaccrual loans. This compares to an allowance of $4,060,000, or .89% of average outstanding loans and 406% of nonaccrual loans, at December 31, 2003, and an allowance for credit losses of $4,117,000, or .97% of outstanding loans and 534% of nonaccrual loans, at December 31, 2002.

Management's decision regarding the amount of the provision is influenced in part by growth in commercial and real estate loan balances. The Company experienced higher levels of charge-offs during 2004 than it had experienced during the prior five years. Charge-offs were $887,000 in 2004, compared to $530,000 in 2003 and $538,000 in 2002. Charge-offs were $335,000 and $378,000 in 2001 and 2000, respectively.

The following table sets forth a summary of the Company's loan loss experience for the years ended December 31.

(Dollars in thousands)	2004	2003	2002	2001	2000
Balance, beginning of year	$ 4,060	$ 4,117	$ 4,189	$ 4,199	$ 3,991
Loans charged off:					
Real estate loans	(131)	(7)	(86)	(5)	(61)
Installment loans	(94)	(114)	(170)	(155)	(73)
Commercial and other	(662)	(409)	(282)	(175)	(244)
	(887)	(530)	(538)	(335)	(378)
Recoveries:					
Real estate loans	20	35	16	2	18
Installment loans	63	56	76	60	50
Commercial and other	79	47	18	37	81
	162	138	110	99	149
Net losses charged off	(725)	(392)	(428)	(236)	(229)
Allowance of acquired institution	426	-	-	-	-
Provision for credit losses	931	335	356	226	437
Balance, end of year	$ 4,692	$ 4,060	$ 4,117	$ 4,189	$ 4,199
Average loans outstanding	$555,259	$457,491	$423,771	$386,161	$367,075
Percentage of net charge-offs to average loans outstanding during the year	.13%	.09%	.10%	.06%	.06%
Percentage of allowance for loan losses at year-end to average loans	0.85%	0.89%	0.97%	1.08%	1.14%

Total non-accrual loans of the Company increased in 2004, representing .25% of total loans, net of unearned income at December 31, 2004, compared to .21% one year earlier. Specific valuation allowances totaling $442,000 have been established for these nonaccrual loans. Loans 90 days past due increased from $1,128,000 for 2003 to $2,969,000 for 2004, but $2,881,000 or 97% of those loans were real estate secured and present limited loss exposure to the Company.

The following table summarizes the past due and non-performing assets of the Company as of December 31.

(Dollars in thousands)	2004	2003	2002	2001	2000
Non-performing assets:					
Non-accrual loans	$1,469	$1,002	$ 771	$ 943	$ 623
Other real estate and other assets owned	391	-	54	56	14
Total non-performing assets	1,860	1,002	825	999	637
Loans 90 days past due	2,969	1,128	374	1,532	1,333
Total non-performing assets and past due loans	$4,829	$2,130	$1,199	$2,531	$1,970
Non-accrual loans to total loans at period end	.25%	.21%	.18%	.24%	.16%
Non-accrual loans and past due loans, to total loans at period end	.75%	.45%	.26%	.64%	.51%

During 2004, there was no change in the methods or assumptions affecting the allowance methodology. The provision for credit losses was $931,000 for the year, compared to $335,000 for 2003. The amount of the provision is determined based upon management's analysis of the portfolio, growth and changes in the condition of credits and their resultant specific loss allocations. Historically, the Company has experienced the majority of its losses in the commercial loan portfolio, which are typically not secured by real estate. Because the majority of loan growth is in loans secured by real estate, which have experienced minimal losses over the past five years, the required allowance for those type of loans is minimal compared to the amount required for non real estate secured commercial loans.

Net charge-offs during 2004 were $725,000, compared to $392,000 during 2003 and 2002. The increase relates primarily to losses identified in December 2004 attributable to a single commercial loan relationship. The allowance increased $632,000, or 15.6%, of which $426,000 is due to the acquisition of Felton Bank. During 2003, the allowance decreased

$57,000, or 1.4%, totaling $4,060,000 or .89% of total loans at December 31, 2003.

The overall quality of the loan portfolio was strong at December 31, 2004, with nonaccrual loans and delinquencies within acceptable levels for the industry. There was no unallocated portion of the allowance at December 31, 2004, compared to 1.3% of the total allowance at December 31, 2003. The allowance pertaining to commercial, financial and agricultural loans represented 39.7% of the total allowance at December 31, 2004, compared to 33.5% at December 31, 2003. The decline is attributable in part to the improved condition of several large commercial customers, the recognition of previously identified losses, and improved underwriting practices. The amount of the reserve allocated to real estate mortgage loans decreased from 55% at December 31, 2003 to 48.2% at December 31, 2004. Growth in the allowance in 2004 is concentrated in the commercial and construction loan categories as these types of loans have more risk than consumer and commercial real estate secured loans. The Company's loans are primarily made in Kent, Queen Anne's, Talbot, Caroline and Dorchester Counties in Maryland and in Kent County, Delaware.

Real estate mortgage loans represented 68.3% of the portfolio at December 31, 2004, compared to 75.2% at December 31, 2003. The Company has experienced relatively low historical losses with respect to these loans as a result of underlying collateral values, its substantial experience in the markets it serves, and its conservative lending practices. Real estate secured construction and land development loans increased to 16.3% of the total loan portfolio at December 31, 2004, compared to 7.7% one year ago.

The following table sets forth the allocation of the allowance for credit losses and the percentage of loans in each category to total loans for the years ended December 31,

	2004		2003		2002		2001		2000	
(Dollars in thousands)	**Amount**	**%**	Amount	%	Amount	%	Amount	%	Amount	%
Commercial, Financial and Agricultural	**$1,863**	**12.3%**	$1,362	13.6%	$1,869	14.1%	$1,563	15.0%	$1,694	14.3%
Real Estate-Construction	**429**	**16.3**	253	7.7	172	5.8	135	5.2	126	4.9
Real Estate-Mortgage	**2,262**	**68.3**	2,231	75.2	1,825	76.2	1,918	74.8	1,807	76.1
Consumer	**138**	**3.1**	160	3.5	169	3.9	387	5.0	412	4.7
Unallocated	**-**	**-**	54	-	82	-	186	-	160	-
	$4,692	**100%**	$4,060	100%	$4,117	100%	$4,189	100%	$4,199	100%

Market Risk Management

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates or equity pricing. The Company's principal market risk is interest rate risk that arises from its lending, investing and deposit taking activities. The Company's profitability is dependent on the Banks' net interest income. Interest rate risk can significantly affect net interest income to the degree that interest bearing liabilities mature or reprice at different intervals than interest earning assets. The Banks' Asset/Liability Committees oversee the management of interest rate risk. The primary purpose of these committees is to manage the exposure of net interest margins to unexpected changes due to interest rate fluctuations. These efforts affect the loan pricing and deposit rate policies of the Company as well as the asset mix, volume guidelines, and liquidity and capital planning.

The Company does not utilize derivative financial or commodity instruments or hedging strategies in its management of interest rate risk. Since the Company is not exposed to market risk from trading activities and does not utilize hedging strategies or off-balance sheet management strategies, the Asset/Liability Committees of the Banks rely on "gap" analysis as its primary tool in managing interest rate risk. Gap analysis summarizes the amount of interest sensitive assets and liabilities, which will reprice over various time intervals. The difference between the volume of assets and liabilities repricing in each interval is the interest sensitivity "gap". "Positive gap" occurs when more assets reprice in a given time interval, while "negative gap" occurs when more liabilities reprice. As of December 31, 2004, the Company had a negative gap position within the one-year repricing interval because the interest sensitive liabilities exceeded the interest sensitive assets within the one-year repricing interval by $41.8 million, or 5.3% of total assets. Rates paid for interest bearing liabilities reached their theoretical floors during 2004, but currently offered rates for time deposits began to increase during the second half of the year. As of December 31, 2003, the Company likewise had a negative gap position within the one-year repricing interval because the interest sensitive liabilities exceeded the interest sensitive assets within the one-year repricing interval by $52.1 million, or 7.4% of total assets.

The following table summarizes the Company's interest sensitivity at December 31, 2004. Loans, federal funds sold, time deposits and short-term borrowings are classified based upon contractual maturities if fixed-rate or earliest repricing date if variable rate. Investment securities are classified by contractual maturities or, if they have call provisions, by the most likely repricing date.

December 31, 2004	Within 3 Months	3 Months through 12 Months	1 Year through 5 Years	After 5 Years	Non-Sensitive Funds	Total
(Dollars in Thousands)						
ASSETS:						
Loans	$316,924	$56,115	$181,350	$41,068	$ (4,691)	$590,766
Investment securities	575	7,271	72,736	37,447	1,067	119,096
Interest bearing deposits with other banks	961	-	-	-	-	961
Federal funds sold	20,539	-	-	-	-	20,539
Other assets	-	-	-	-	59,236	59,236
Total Assets	$338,999	$63,386	$254,086	$78,515	$55,612	$790,598
LIABILITIES:						
Certificates of deposit $100,000 and over	$10,532	$41,734	$39,049	$ -	$ -	$91,315
Other time deposits	19,715	36,057	99,835	-	-	155,607
Savings and money market	196,752	-	-	-	-	196,752
NOW and SuperNOW	112,327	-	-	-	-	112,327
Noninterest bearing demand	-	-	-	-	102,672	102,672
Short-term borrowings	27,106	-	-	-	-	27,106
Long-term debt	-	-	5,000	-	-	5,000
Other liabilities	-	-	-	-	6,843	6,843
STOCKHOLDERS™ EQUITY	-	-	-	-	92,976	92,976
Total Liabilities and Stockholders™ Equity	$366,432	$77,791	$143,884	$ -	$202,491	$790,598
Excess	$(27,433)	$(14,405)	$110,202	$ 78,515	$(146,879)	$ -
Cumulative Excess	$(27,433)	$(41,838)	$ 68,364	$146,879	$ -	$ -
Cumulative Excess as percent of total assets	(3.47)%	(5.29)%	8.76%	18.58%	-	-

In addition to gap analysis, the Banks utilize simulation models to quantify the effect a hypothetical immediate plus or minus 200 basis point change in rates would have on net interest income and the fair value of capital. The model takes into consideration the effect of call features of investments as well as prepayments of loans in periods of declining rates. When actual changes in interest rates occur, the changes in interest earning assets and interest bearing liabilities may differ from the assumptions used in the model. As of December 31, 2004 and 2003, the models produced similar sensitivity profiles for net interest income and the fair value of capital, which are provided below.

	Immediate Change in Rates				
	+200 Basis Points	+100 Basis Points	-100 Basis Points	-200 Basis Points	Policy Limit
2004					
% Change in Net Interest Income	8.90%	5.19%	(6.41)%	(14.09)%	±25%
% Change in Fair Value of Capital	2.49%	1.90%	(4.08)%	(10.31)%	±15%
2003					
% Change in Net Interest Income	8.20%	5.07%	(7.39)%	(14.57)%	±25%
% Change in Fair Value of Capital	3.42%	2.44%	(5.22)%	(11.17)%	±15%

The slight change in the Company's interest rate sensitivity profile from 2003 to 2004 resulted from a decline in the Company's excess liabilities repricing within one year from $52.1 million at December 31, 2003 to $41.8 at December 31, 2004.

Off-Balance Sheet Arrangements

In the normal course of business, to meet the financing needs of its customers, the Company is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. The Company's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of the instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company generally requires collateral or other security to support the financial instruments with credit risk. The amount of collateral or other security is determined based on management's credit evaluation of the counterparty. The Company evaluates each customer's creditworthiness on a case-by-case basis.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Letters of credit and other commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the letters of credit and commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. Further information about these arrangements is provided in Note 20 to Consolidated Financial Statements.

Management does not believe that any of the foregoing arrangements have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Liquidity Management

Liquidity describes the ability of the Company to meet financial obligations that arise during the normal course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of customers and to fund current and planned expenditures. Liquidity is derived through increased customer deposits, maturities in the investment portfolio, loan repayments and income from earning assets. To the extent that deposits are not adequate to fund customer loan demand, liquidity needs can be met in the short-term funds markets. The Company has arrangements with correspondent banks whereby it has $19,500,000 available in federal funds lines of credit and a reverse repurchase agreement available to meet any short-term needs which may not otherwise be funded by its portfolio of readily marketable investments that can be converted to cash. The Talbot Bank and Centreville National Bank are also members of the Federal Home Loan Bank of Atlanta, which provides another source of liquidity. At December 31, 2004 the Federal Home Loan Bank had issued a letter of credit in the amount of $20,000,000 on behalf of the Talbot Bank to a local government entity as collateral for its deposits.

At December 31, 2004, the Company's loan to deposit ratio was 90%, which is approximately 10% higher than one year ago. Investment securities available for sale totaling $103,434,000 were available for the management of liquidity and interest rate risk. Cash and cash equivalents were $43,551,000 at December 31, 2004, which is $3,180,000 less than one year ago. Management is not aware of any demands, commitments, events or uncertainties that will materially affect the Company's ability to maintain liquidity at satisfactory levels.

The Company has various financial obligations, including contractual obligations and commitments that may require future cash payments.

The following table presents, as of December 31, 2004, significant fixed and determinable contractual obligations to third parties by payment date.

(Dollars in Thousands)	Within one year	One to three years	Three to five years	Over five years
Deposits without a stated maturity(a)	$411,751	$ -	$ -	$ -
Certificates of Deposit(a)	108,037	87,305	51,580	-
Short-term borrowings	27,106	-	-	-
Long-term debt	-	5,000	-	-
Operating Leases	243	170	-	-
Purchase obligations	4,796	-	-	-
Contingent earn-out payments	2,913	-	-	-
	$ 555,476	$ 92,475	$51,580	$ -

(a) Includes accrued interest payable

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The information required by this item may be found in Item 7 of Part II of this report under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operation—Market Risk Management", which is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Shore Bancshares, Inc.

We have audited the accompanying consolidated balance sheets of Shore Bancshares, Inc. (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shore Bancshares, Inc. as of December 31, 2004 and 2003, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)* and our report dated March 11, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ Stegman and Company

Baltimore, Maryland
March 11, 2005

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

	2004	2003
ASSETS		
Cash and due from banks	**$ 22,050,846**	$ 19,391,392
Interest bearing deposits with other banks	**960,812**	9,897,025
Federal funds sold	**20,539,412**	17,442,889
Investment securities:		
Available for sale - at fair value	**103,433,819**	144,368,198
Held to maturity - at amortized cost - fair value of (2004) $15,802,385 and (2003) $15,584,968	**15,662,077**	15,313,009
Loans, less allowance for credit losses (2004) $4,692,202 and (2003) $4,059,964	**590,765,937**	470,894,601
Insurance premiums receivable	**385,923**	844,576
Premises and equipment, net	**13,069,835**	11,301,549
Accrued interest receivable on loans and investment securities	**3,275,042**	3,041,981
Investment in unconsolidated subsidiary	**859,133**	1,202,786
Goodwill	**11,938,714**	5,990,132
Other intangible assets	**2,242,367**	1,580,902
Deferred income taxes	**1,542,544**	855,640
Other real estate	**390,825**	-
Other assets	**3,480,229**	3,254,315
Total assets	**$790,597,515**	$705,378,995
LIABILITIES		
Deposits:		
Noninterest bearing demand	**$ 102,671,672**	$ 91,669,053
NOW and Super NOW	**112,326,736**	103,415,076
Certificates of deposit, $100,000 or more	**91,315,421**	71,385,479
Other time and savings	**352,358,525**	325,939,805
	658,672,354	592,409,413
Accrued interest payable	**630,062**	415,185
Short-term borrowings	**27,106,241**	20,957,294
Long term debt	**5,000,000**	5,000,000
Contingent earn-out payments payable	**3,312,500**	-
Other liabilities	**2,900,705**	3,069,623
Total liabilities	**697,621,862**	621,851,515
STOCKHOLDERS™ EQUITY		
Common stock, par value $.01, authorized 35,000,000 shares; issued and outstanding (2004) 5,515,198 shares; (2003) 5,400,793 shares	**55,152**	54,008
Additional paid in capital	**28,016,571**	24,231,213
Retained earnings	**65,182,004**	58,932,021
Accumulated other comprehensive (loss) income	**(278,074)**	310,238
Total stockholders' equity	**92,975,653**	83,527,480
Total liabilities and stockholders' equity	**$790,597,515**	$705,378,995

The notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
INTEREST INCOME			
Loans, including fees	**$33,034,103**	$28,916,967	$29,604,305
Interest and dividends on investment securities:			
Taxable	**4,353,701**	4,314,727	5,615,608
Tax-exempt	**601,803**	603,421	483,731
Federal funds sold	**254,618**	301,316	453,458
Other interest	**46,568**	202,025	149,300
Total interest income	**38,290,793**	34,338,456	36,306,402
INTEREST EXPENSE			
NOW and Super NOW accounts	**409,441**	503,993	753,898
Certificates of deposit, $100,000 or more	**2,345,737**	2,503,373	3,031,783
Other time and savings	**5,787,514**	6,305,204	8,157,742
Interest on short-term borrowings	**214,504**	178,052	243,001
Interest on long term debt	**252,642**	251,951	251,952
Total interest expense	**9,009,838**	9,742,573	12,438,376
NET INTEREST INCOME	**29,280,955**	24,595,883	23,868,026
PROVISION FOR CREDIT LOSSES	**931,345**	335,000	356,066
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	**28,349,610**	24,260,883	23,511,960
NONINTEREST INCOME			
Service charges on deposit accounts	**2,470,350**	1,928,521	1,915,103
Other service charges and fees	**1,169,648**	648,251	582,329
Gain on sale of securities	**41,440**	447,713	26,126
Recognized loss on impairment of securities	**(657,500)**	(131,394)	-
Insurance agency commissions	**6,383,212**	6,036,792	2,871,620
Other operating income	**816,450**	914,839	573,311
	10,223,600	9,844,722	5,968,489
NONINTEREST EXPENSE			
Salaries and wages	**10,658,637**	9,372,409	7,386,228
Employee benefits	**3,101,617**	2,871,206	2,187,051
Occupancy expense	**1,448,320**	1,225,476	1,019,380
Furniture and equipment expense	**978,635**	808,143	738,362
Data processing	**1,309,746**	955,108	889,329
Directors' fees	**553,249**	569,039	471,618
Amortization of other intangible assets	**306,533**	215,786	129,484
Other operating expenses	**4,177,648**	3,327,042	3,139,012
	22,534,385	19,344,209	15,960,464
INCOME BEFORE INCOME TAXES	**16,038,825**	14,761,396	13,519,985
Federal and state income taxes	**5,840,624**	5,265,701	4,729,841
NET INCOME	**$ 10,198,201**	$ 9,495,695	$ 8,790,144
Basic earnings per common share	**$ 1.86**	$ 1.77	$ 1.64
Diluted earnings per common share	**$ 1.84**	$ 1.74	$ 1.62
Cash dividends paid per common share	**$ .72**	$ .66	$ .60

The notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS™ EQUITY
For the Years Ended December 31, 2004, 2003 and 2002

	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balances, January 1, 2002	$ 53,330	$23,039,084	$47,411,873	$466,346	$70,970,633
Comprehensive income:					
Net income	-	-	8,790,144	-	8,790,144
Other comprehensive income, net of tax:					
Unrealized gain on available for sale securities, net of reclassification adjustment of $(416)	-	-	-	685,490	685,490
Total comprehensive income					9,475,634
Shares repurchased and retired	(12)	(20,832)	-	-	(20,844)
Shares issued in purchase accounting acquisitions	390	799,610	-	-	800,000
Shares issued for employee stock based awards and related tax effects	13	19,746	-	-	19,759
Cash dividends paid $.60 per share	-	-	(3,217,282)	-	(3,217,282)
Balances, December 31, 2002	53,721	23,837,608	52,984,735	1,151,836	78,027,900
Comprehensive income:					
Net income	-	-	9,495,695	-	9,495,695
Other comprehensive income, net of tax:					
Unrealized loss on available for sale securities, net of reclassification adjustment of $(104,509)	-	-	-	(841,598)	(841,598)
Total comprehensive income					8,654,097
Shares issued for employee stock based awards and related tax effects	287	393,605	-	-	393,892
Cash dividends paid $.66 per share	-	-	(3,548,409)	-	(3,548,409)
Balances, December 31, 2003	54,008	24,231,213	58,932,021	310,238	83,527,480
Comprehensive income:					
Net income	-	-	10,198,201	-	10,198,201
Other comprehensive income, net of tax:					
Unrealized loss on available for sale securities, net of reclassification adjustment of $225,865	-	-	-	(588,312)	(588,312)
Total comprehensive income	-	-	-	-	9,609,889
Shares issued for employee stock based awards and related tax effects	316	577,805	-	-	578,121
Shares issued for purchase accounting acquisition	828	3,207,553	-	-	3,208,381
Cash dividends paid $.72 per share	-	-	(3,948,218)	-	(3,948,218)
Balances, December 31, 2004	**$ 55,152**	**$28,016,571**	**$65,182,004**	**$(278,074)**	**$92,975,653**

The notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$ 10,198,201**	$9,495,695	$8,790,144
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**1,474,954**	1,521,160	1,266,580
Discount accretion on debt securities	**(116,838)**	(60,236)	(110,316)
Gain on sale of securities	**(41,440)**	(579,107)	(26,126)
Recognized loss on impairment of securities	**657,500**	131,394	-
Provision for credit losses, net	**931,345**	335,000	356,000
Deferred income taxes	**(273,569)**	75,412	(19,996)
Loss (gain) on disposal of premises and equipment	**37,789**	-	(1,125)
Loss on other real estate owned	**-**	2,143	4,000
Net changes in:			
Insurance premiums receivable	**458,653**	774,582	(1,619,158)
Accrued interest receivable	**(877)**	(83,542)	362,484
Other assets	**75,538**	(387,710)	(300,028)
Accrued interest payable	**46,269**	(221,558)	(148,251)
Other liabilities	**(314,669)**	(132,195)	2,077,457
Net cash provided by operating activities	**13,132,856**	10,871,038	10,631,665
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales of securities available for sale	**16,955,388**	8,770,500	3,017,109
Proceeds from maturities and principal payments of securities available for sale	**63,612,769**	112,185,011	79,132,663
Purchases of securities available for sale	**(31,222,203)**	(156,031,628)	(77,385,015)
Proceeds from maturities and principal payments of securities held to maturity	**2,155,368**	2,836,613	3,991,642
Purchases of securities held to maturity	**(2,533,504)**	(5,051,827)	(6,223,062)
Net increase in loans	**(83,345,923)**	(35,807,512)	(47,306,853)
Purchase of premises and equipment	**(1,827,159)**	(3,469,743)	(1,599,409)
Proceeds from sale of other real estate owned	**-**	51,973	43,000
Proceed from sale of investment in unconsolidated subsidiary	**379,490**	-	-
Proceeds from sale of premises and equipment	**-**	-	22,000
Acquisition, net of stock issued and cash acquired	**(234,845)**	-	(5,949,073)
Net cash used in investing activities	**(36,060,619)**	(76,516,613)	(52,256,998)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in demand, NOW, money market, and savings deposits	**6,901,851**	76,290,829	36,418,059
Net increase (decrease) in certificates of deposit	**10,365,672**	(29,073,330)	21,304,227
Net increase (decrease) in short-term borrowings	**6,148,947**	(1,050,823)	4,954,253
Proceeds from issuance of common stock	**279,275**	290,308	17,031
Repurchase of common stock	**-**	-	(20,844)
Dividends paid	**(3,948,218)**	(3,548,410)	(3,217,282)
Net cash provided by financing activities	**19,747,527**	42,908,574	59,455,444

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(3,180,236)**	(22,737,001)	17,830,111
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**46,731,306**	69,468,307	51,638,196
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$43,551,070**	$46,731,306	$69,468,307
Supplemental cash flows information:			
Interest paid	**$ 8,794,961**	$ 9,964,131	$12,586,627
Income taxes paid	**$ 5,832,108**	$ 5,559,256	$ 4,680,382
Transfers from loans to other real estate	**$ 390,825**	$ -	$ 45,000
Details of acquisitions:			
Fair value of assets acquired	**$49,538,073**	$ -	$ 307,611
Fair value of liabilities acquired	**(49,309,778)**	-	-
Stock issued for acquisition	**(3,208,381)**	-	(800,000)
Purchase price in excess of net assets acquired	**3,214,931**	-	6,441,462
Net cash paid for acquisition	**$ 234,845**	$ -	$ 5,949,073

The notes to consolidated financial statements are an integral part of these statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Shore Bancshares, Inc. and its subsidiaries (collectively referred to in these Notes as the "Company"), with all significant intercompany transactions eliminated. The investments in subsidiaries are recorded on the Company's books (Parent only) on the basis of its equity in the net assets of the subsidiaries. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to prevailing practices within the industries in which it operates. For purposes of comparability, certain reclassifications have been made to amounts previously reported to conform with the current period presentation.

Nature of Operations
The Company provides commercial banking services from its locations in the Maryland Counties of Talbot, Queen Anne's, Kent, Caroline, and Dorchester and Kent County in Delaware. Its primary source of revenue is from providing commercial, real estate and consumer loans to customers located on the Delmarva Peninsula. A full range of insurance and investment services are offered through the Company's nonbank subsidiaries.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The allowance for credit losses is a material estimate that is particularly susceptible to significant changes in the near-term. Management believes that the allowance for credit losses is sufficient to address the probable losses in the current portfolio. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review the Company's allowance for credit losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Investment Securities Available for Sale
Investment securities available for sale are stated at estimated fair value based on quoted market prices. They represent those securities which management may sell as part of its asset/liability strategy or which may be sold in response to changing interest rates, changes in prepayment risk or other similar factors. The cost of securities sold is determined by the specific identification method. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Net unrealized holding gains and losses on these securities are reported as accumulated other comprehensive income, a separate component of stockholders' equity, net of related income taxes. Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value and are reflected in earnings as realized losses. Factors affecting the determination of whether an other-than-temporary impairment has occurred include a downgrading of the security by a rating agency, a significant deterioration in the financial condition of the issuer, or that management would not have the intent and ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value.

Investment Securities Held to Maturity
Investment securities held to maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. The Company intends and has the ability to hold such securities until maturity. Declines in the fair value of individual held-to-maturity securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Factors affecting the determination of whether an other-than-temporary impairment has occurred include a downgrading of the security by the rating agency, a significant deterioration in the financial condition of the issuer, or that management would not have the ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans
Loans are stated at their principal amount outstanding net of any deferred fees and costs. Interest income on loans is accrued at the contractual rate based on the principal amount outstanding. Fees charged and costs capitalized for originating loans are being amortized substantially on the interest method over the term of the loan. A loan is placed on nonaccrual when it is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans are considered impaired when it is probable that the Company will not collect all principal and interest payments according to the loan's contractual terms. The impairment of a loan is measured at the present value of expected future cash flows using the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Generally, the Company measures impairment on such loans by reference to the fair value of the collateral. Income on impaired loans is recognized on a cash basis, and payments are first applied against the principal balance outstanding. Impaired loans do not include groups of smaller balance homogeneous loans such as residential mortgage and consumer installment loans that are evaluated collectively for impairment. Reserves for probable credit losses related to these loans are based upon historical loss ratios and are included in the allowance for credit losses.

Allowance for Credit Losses
The allowance for credit losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio as of the balance sheet date and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans and actual loss experience, current economic events in specific industries and geographical areas, including unemployment levels, and other pertinent factors, including regulatory guidance and general economic conditions and other observable data. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows or collateral value of impaired loans, estimated losses on pools of homogeneous loans that are based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors. Evaluations are conducted at least quarterly and more often if deemed necessary.

The Company's systematic methodology for assessing the appropriateness of the allowance includes the two following components: (1) the formula allowance component reflecting historical losses, as adjusted, by credit category and (2) the specific allowance component for risk rated credits on an individual or portfolio basis. The components of the allowance for credit losses represent an estimation done pursuant to either Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," or SFAS No. 114 "Accounting by Creditors for Impairment of a Loan." The specific component of the allowance for credit losses reflects expected losses resulting from analysis developed through credit allocations for individual loans and historical loss experience for each loan category. The specific credit allocations are based on a regular analysis of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. The historical loan loss element is determined statistically using a loss migration analysis that examines loss experience and the related internal grading of loans charged off. The loss migration analysis is performed quarterly and loss factors are updated regularly based on actual experience. The specific component of the allowance for credit losses also includes consideration of concentrations and changes in portfolio mix and volume.

The formula portion of the allowance reflects management's estimate of probable inherent but undetected losses within the portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, the difficulty in identifying triggering events that correlate perfectly to subsequent loss rates, and risk factors that have not yet manifested themselves in loss allocation factors. In addition, the formula allowance includes a component that explicitly accounts for the inherent imprecision in loan loss migration models. Historical loss experience data used to establish allocation estimates may not precisely correspond to the current portfolio. The uncertainty surrounding the strength and timing of economic cycles, including management's concerns over the effects of the prolonged economic downturn in the current cycle, also affects the allocation model's estimates of loss. The historical losses used in the migration analysis may not be representative of actual losses inherent in the portfolio that have not yet been realized.

Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. Useful lives range from three to ten years for furniture, fixtures and equipment; three to five years for computer hardware and data handling equipment; and ten to forty years for buildings and building improvements. Land improvements are amortized over a period of fifteen years; and leasehold improvements are amortized over the term of the respective lease. Maintenance and repairs are charged to expense as incurred, while improvements which extend the useful life of an asset are capitalized and depreciated over the estimated remaining life of the asset.

Long-lived assets are evaluated periodically for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. Impairment exists when the expected undiscounted future cash flows of a long-lived asset are less than its carrying value. In that event, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset.

Goodwill and Other Intangible Assets
Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset or liability. Under the provisions of SFAS No. 142 "Goodwill and Other Intangible Assets," goodwill is no longer ratably amortized into the income statement over an estimated life, but rather is tested at least annually for impairment. Intangible assets that have finite lives continue to be amortized over their estimated useful lives and also continue to be subject to impairment testing. All of the Company's other intangible assets have finite lives and are amortized on a straight-line basis over varying periods not exceeding fifteen years. Prior to adoption of SFAS No. 142, the Company's goodwill was amortized on a straight-line basis over fifteen years. Note 8 includes a summary of the Company's goodwill and other intangible assets as well as further detail about the effect of the adoption of SFAS No. 142.

Other Real Estate
Other real estate represents assets acquired in satisfaction of loans either by foreclosure or deeds taken in lieu of foreclosure. Properties acquired are recorded at the lower of cost or fair value less estimated selling costs at the time of acquisition with any deficiency charged to the allowance for credit losses. Thereafter, costs incurred to operate or carry the properties as well as reductions in value as determined by periodic appraisals are charged to operating expense. Gains and losses resulting from the final disposition of the properties are included in noninterest expense.

Short-Term Borrowings
Short-term borrowing are comprised primarily of repurchase agreements which are securities sold to the Company's customers, at the customers' request, under a continuing "roll-over" contract that matures in one business day. The underlying securities sold are U.S. Treasury notes or Government Agency bonds, which are segregated from the Company's other investment securities by its safekeeping agents.

Income Taxes
The Company and its subsidiaries file a consolidated federal income tax return. Income tax expense is based on the results of operations, adjusted for permanent differences between items of income or expense reported in the financial statements and those reported for income tax purposes.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

Transfers of Financial Assets
Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Statement of Cash Flows
Cash and demand balances due from banks, interest bearing deposits with other banks and federal funds sold are considered "cash and cash equivalents" for financial reporting purposes.

Stock-Based Compensation
The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-based Compensation" and SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure", but applies APB Opinion No. 25 and related interpretations in accounting for its plans. No compensation expense related to the plans was recorded during the years ended December 31, 2004, 2003, and 2002. If the Company had elected to recognize compensation cost based on fair value of the award on date of grant and recognized cost based upon the vesting dates under the plans consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been changed to the pro forma amounts as follows for the years ended December 31:

	2004	2003	2002
Net income:			
As reported	**$10,198,201**	$9,495,695	$8,790,144
Less pro forma stock-based compensation expense determined under the fair value method, net of related tax effects	**(49,407)**	(32,328)	(29,700)
Pro forma net income	**$10,148,794**	$9,463,367	$ 8,760,444
Basic net income per share:			
As reported	**$ 1.86**	$ 1.77	$ 1.64
Pro forma	**1.85**	1.76	1.64
Diluted earnings per share			
As reported	**$ 1.84**	$ 1.74	$ 1.62
Pro forma	**1.83**	1.74	1.62

The pro forma amounts are not representative of the effects on reported net income for future years.

Advertising Costs
Advertising costs are generally expensed as incurred. The Company incurred advertising costs of approximately $217,000, $169,000, and $179,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions." This statement amends the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and more broadly provides for exceptions regarding exchanges of nonmonetary assets that do not have commercial substance. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard is not expected to have a material impact on financial condition, results of operations, or liquidity.

In December 2004, FASB issued SFAS No. 123R, "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock Issued for Employees." SFAS No. 123R requires that all share-based payments to employees, including grants of employee stock options, be valued at fair value on the grant date and be expensed over the applicable vesting period. SFAS No. 123R is effective for the Company on July 1, 2005. The Company will transition to SFAS No. 123R using the "modified prospective application." Under the "modified prospective application," compensation costs will be recognized in the financial statements for all new share-based payments granted after July 1, 2005. Additionally, the Company will recognize compensation costs for the portion of previously granted awards for which the requisite service has not been rendered ("nonvested awards") that are outstanding as of July 1, 2005 over the remaining requisite service period of the awards. The compensation expense to be recognized for the nonvested awards will be based on the fair value of the awards. The Company does not expect the impact of utilizing the "modified prospective application" to adopt SFAS No. 123R to be materially different from the pro forma information shown above in this Note 1 under "Stock-Based Compensation."

In March 2004,FASB Emerging Issues Task Force (EITF) released Issue 03-01, "Meaning of Other Than Temporary Impairment and Its Application to Certain Investments." EITF 03-1 provides guidance for determining whether impairment for certain debt and equity investments is other-than-temporary and the measurement of the impaired loss. Certain disclosure requirements of EITF 03-1 were adopted in 2003 and the Company complied with the new disclosure requirements in its consolidated financial statements. The recognition and measurement requirements of EITF 03-01 were initially effective for periods beginning after June 15, 2004. In September 2004, however, the FASB staff issued FASB Staff Position ("FSP") EITF 03-1-1, which delayed the effective date for certain measurement and recognition guidance contained in Issue 03-1. The FSP requires the application of pre-existing other-than-temporary guidance during the period of delay until a final consensus is reached. Management does not anticipate the issuance of the final consensus will have a material impact on financial condition, the results of operations, or liquidity. During 2004, the Company recorded a $657,500 write-down relating to its investment in FHLMC preferred stock whose decline in value was determined to be other-than-temporary.

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer". SOP 03-3 requires acquired loans, including debt securities, to be recorded at the amount of the purchase's initial investment and prohibits carrying over valuation allowances from the seller for those-individually-evaluated loans that have evidence of deterioration in credit quality since origination, and it is probable all contractual cash flows on the loan will be unable to be collected. SOP 03-3 also requires the excess of all undiscounted cash flows expected to be collected at acquisition over the purchase's initial investment to be recognized as interest income on a level-yield basis over the life of the loan. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan's yield over its remaining life, while subsequent decreases are recognized as impairment. Loans carried at fair value, loans held for sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of SOP 03-3. The guidance is effective for loans acquired in fiscal years beginning after December 15, 2004 and is not expected to have a material impact on the Company's financial condition, result of operations, or liquidity.

Reclassifications
Certain amounts in the prior year statements have been reclassified to conform to the current year's presentation.

NOTE 2. ACQUISITIONS

On April 1, 2004, the Company completed its merger with Midstate Bancorp, Inc., a Delaware bank holding company ("Midstate Bancorp"). Pursuant to the merger agreement, each outstanding share of common stock of Midstate Bancorp was converted into the right to receive (i) $31.00 in cash, plus (ii) 0.8732 shares of the common stock of the Company, with cash being paid in lieu of fractional shares at the rate of $33.83 per share. The Company paid $2,953,710 in cash and issued 82,786 shares of common stock to stockholders of Midstate Bancorp in connection with the merger. The Company recorded approximately $2,636,000 of Goodwill and $968,000 of other intangible assets as a result of the acquisition.

On May 1, 2002, the Company acquired certain assets of The Avon-Dixon Agency, Inc., a full service insurance agency, and its subsidiaries, all located in Easton, Maryland. The acquisition agreement called for a deferred payment (earn-out) to be made on or before February 15, 2005, the exact amount of which would depend upon the acquired business meeting certain performance criteria through December 31, 2004. The Company recorded a deferred payment of $2,800,000 on December 31, 2004 as additional Goodwill. On November 1, 2002, The Avon-Dixon Agency, LLC acquired certain assets of W. M. Freestate & Son, Inc., a full service insurance agency located in Centreville, Maryland. The acquisition agreement called for a deferred payment (earn-out) to be made on or before December 16, 2005, the exact amount of which would depend upon the acquired business meeting certain performance criteria through December 31, 2004. The Company has not yet made this payment but recorded a deferred payment of $512,500 on December 31, 2004 as additional Goodwill.

NOTE 3. CASH AND DUE FROM BANKS

The Board of Governors of the Federal Reserve System (the "FRB") requires banks to maintain certain minimum cash balances consisting of vault cash and deposits in the Federal Reserve Bank or in other commercial banks. Such balances averaged approximately $11,877,000 and $9,276,000 during 2004 and 2003, respectively.

NOTE 4. INVESTMENT SECURITIES

The amortized cost and estimated fair values of investment securities are as follows:

Available for sale securities:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2004:				
Obligations of U.S. Government agencies and corporations	**$74,961,442**	**$ 46,913**	**$539,525**	**$74,468,830**
Other securities:				
Mortgage backed securities	**24,379,611**	**199,610**	**165,979**	**24,413,242**
Federal Home Loan Bank stock	**1,614,100**	-	-	**1,614,100**
Federal Reserve Bank stock	**302,250**	-	-	**302,250**
Federal Home Loan Mortgage Corporation Cumulative preferred stock	**2,342,500**	-	-	**2,342,500**
Equity securities	**284,180**	**8,717**	-	**292,897**
	$103,884,083	**$255,240**	**$705,504**	**$103,433,819**
December 31, 2003:				
Obligations of U.S. Government agencies and corporations	$103,936,791	$ 542,450	$215,488	$104,263,753
Other securities:				
Mortgage backed securities	30,195,164	553,683	153,979	30,594,868
Federal Home Loan Bank stock	2,469,400	-	-	2,469,400
Federal Reserve Bank stock	302,250	-	-	302,250
Federal Home Loan Mortgage Corporation Cumulative preferred stock	5,972,500	32,500	247,500	5,757,500
Equity securities	978,641	1,786	-	980,427
	$143,854,746	$1,130,419	$616,967	$144,368,198
Held to Maturity securities:				
December 31, 2004				
Obligations of states and political subdivisions	**$15,658,414**	**$219,019**	**$79,047**	**$15,798,386**
Mortgage backed securities	**3,663**	**336**	-	**3,999**
	$15,662,077	**$219,355**	**$79,047**	**$15,802,385**
December 31, 2003				
Obligations of states and political subdivisions	$15,307,658	$323,029	$51,600	$15,579,087
Mortgage backed securities	5,351	530	-	5,881
	$15,313,009	$323,559	$51,600	$15,584,968

Gross unrealized losses and fair value by length of time that the individual available-for-sale securities have been in a continuous unrealized loss position at December 31, 2004 are as follows:

		Continuous unrealized losses existing for:		
Available for sale securities:	Fair Value	Less than 12 Months	12 Months or More	Total Unrealized Losses
Obligations of U.S. Government Agencies and Corporations	**$56,061,108**	**$420,979**	**$ 118,546**	**$539,525**
Mortgage-backed securities	**13,138,768**	**63,857**	**102,122**	**165,979**
	$69,199,876	**$484,836**	**$ 220,668**	**$705,504**

The available-for-sale investment portfolio has a fair value of approximately $103 million, of which approximately $69 million have unrealized losses from their purchase price. Of these securities, $56 million or 81% are government agency bonds, and $13 million or 19% are mortgage-backed securities. The securities representing the unrealized losses in the available-for-sale portfolio all have modest duration risk, low credit risk, and minimal loss (approximately 1.02%) when compared to book value. The unrealized losses that exist are the result of market changes in interest rates since the original purchase. These factors coupled with the fact the Company has both the intent and ability to hold these investments for a period of time sufficient to allow for any anticipated recovery in fair value substantiates that the unrealized losses in the available-for-sale portfolio are temporary. During 2004, the Company recorded impairment losses in the amount of $657,500 for losses on Freddie Mac Preferred Stock investments that were determined to be other than temporary.

Gross unrealized losses and fair value by length of time that the individual held-to-maturity securities have been in a continuous unrealized loss position at December 31, 2004 are as follows:

		Continuous unrealized losses existing for:		
Held-to-Maturity:	Fair Value	Less than 12 Months	12 Months or More	Total Unrealized Losses
Obligations of states and political subdivisions	$5,770,037	$31,906	$47,141	$79,047

The held-to-maturity investment portfolio has a fair value of approximately $16 million, of which approximately $6 million have some unrealized losses from their purchase price. The securities representing the unrealized losses in the held-to-maturity portfolio are all municipal securities with modest duration risk, low credit risk, and minimal losses (approximately .50%) when compared to book value. The unrealized losses that exist are the result of market changes in interest rates since the original purchase. These factors coupled with the Company's intent and ability to hold these investments for a period of time sufficient to allow for any anticipated recovery in fair value substantiates that the unrealized losses in the held-to-maturity portfolio are temporary.

The amortized cost and estimated fair values of investment securities by maturity date at December 31, 2004 are as follows:

	Available for Sale		Held to Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 8,176,846	$ 8,147,033	$ 1,013,541	$ 1,023,037
Due after one year through five years	79,323,330	79,004,649	4,566,629	4,630,620
Due after five years through ten years	5,112,415	5,060,055	7,130,397	7,137,173
Due after ten years	6,728,462	6,670,335	2,951,510	3,011,555
	99,341,053	98,882,072	15,662,077	15,802,385
Equity securities	4,543,030	4,551,747	-	-
	$103,884,083	$103,433,819	$15,662,077	$15,802,385

The maturity date for mortgage-backed securities is determined by its expected maturity. The maturity date for the remaining debt securities is determined using its contractual maturity date.

The following table sets forth the amortized cost and estimated fair values of securities which have been pledged as collateral for obligations to federal, state and local government agencies, and other purposes as required or permitted by law, or sold under agreements to repurchase. All pledged securities are held in the available for sale investment portfolio.

	December 31, 2004		December 31,2003	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Available for sale	**$77,185,632**	**$76,863,198**	$68,483,332	$68,881,748

There were no obligations of states or political subdivisions whose carrying value, as to any issuer, exceeded 10% of stockholders' equity at December 31, 2004 or 2003.

Proceeds from sales of investment securities were $16,955,000, $8,771,000, and $3,017,000 for the years ended December 31, 2004, 2003, and 2002, respectively. Gross gains from sales of investment securities were $129,000, $449,000, and $26,000 for the years ended December 31, 2004, 2003, and 2002, respectively. Gross losses were $88,000 and $1,000 for the years ended December 31, 2004 and 2003, respectively. There were no gross losses in 2002.

NOTE 5. LOANS AND ALLOWANCE FOR CREDIT LOSSES

The Company grants residential mortgage, consumer and commercial loans to customers primarily in the Maryland counties of Talbot, Queen Anne's, Kent, Caroline and Dorchester and in Kent County, Delaware. The principal categories of the loan portfolio at December 31 are summarized as follows:

	2004	2003
Real estate loans:		
Construction and land development	**$ 97,010,075**	$ 36,639,173
Secured by farmland	**18,740,634**	14,401,354
Secured by residential properties	**240,594,157**	221,309,705
Secured by non-farm, nonresidential properties	**147,207,463**	121,338,281
Loans to farmers (loans to finance agricultural production and other loans)	**4,495,116**	3,518,341
Commercial and industrial loans	**68,163,985**	60,153,828
Loans to individuals for household, family, and other personal expenditures	**18,485,816**	16,498,761
Obligations of states and political subdivisions in the United States, tax-exempt	**1,082,824**	1,060,363
All other loans	**133,156**	159,063
	595,913,226	475,078,869
Net deferred loan fees/costs	**(455,087)**	(124,304)
	595,458,139	474,954,565
Allowance for credit losses	**(4,692,202)**	(4,059,964)
	$590,765,937	$470,894,601

In the normal course of banking business, loans are made to officers and directors and their affiliated interests. These loans are made on substantially the same terms and conditions as those prevailing at the time for comparable transactions with outsiders and are not considered to involve more than the normal risk of collectibility. As of December 31, 2004 and 2003, such loans outstanding, both direct and indirect (including guarantees), to directors, their associates and policy-making officers, totaled approximately $16,384,000, and $12,014,000, respectively. During 2004 and 2003, loan additions were approximately $10,031,000 and $3,149,000, and loan repayments were approximately $5,661,000 and $3,307,000, respectively.

Activity in the allowance for credit losses is summarized as follows:

	2004	2003	2002
Balance, beginning of year	$4,059,964	$4,116,598	$4,189,368
Loans charged off:			
Real estate loans	(130,624)	(7,369)	(86,623)
Installment loans	(94,052)	(113,717)	(170,187)
Commercial and other	(662,246)	(409,329)	(282,081)
	(886,922)	(530,415)	(538,891)
Recoveries:			
Real estate loans	19,681	35,060	15,541
Installment loans	62,896	56,592	76,177
Commercial and other	79,093	47,129	18,337
	161,670	138,781	110,055
Net loans charged off	(725,252)	(391,634)	(428,836)
Allowance of acquired institution	426,145	-	-
Provision	931,345	335,000	356,066
Balance, end of year	$4,692,202	$4,059,964	$ 4,116,598

Information with respect to impaired loans and the related valuation allowance as of December 31 is as follows:

	2004	2003	2002
Impaired loans with valuation allowance	$1,245,881	$ 729,340	$ 433,091
Impaired loans with no valuation allowance	222,784	272,348	379,355
Total impaired loans	$1,468,665	$ 1,001,688	$ 812,446
Allowance for loan losses related to impaired loans	$ 441,930	$ 349,268	$ 116,024
Allowance for loan losses related to other than impaired loans	4,250,272	3,710,696	4,000,574
Total allowance for loan losses	$4,692,202	$4,059,964	$4,116,598
Interest income on impaired loans recorded on the cash basis	$ 11,177	$ 26,464	$ 78,312
Average recorded investment in impaired loans for the year	$ 1,174,632	$ 826,098	$ 676,565

NOTE 6. PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31 is as follows:

	2004	2003
Land	$ 3,313,344	$ 2,928,862
Buildings and land improvements	10,628,881	9,279,151
Furniture and equipment	6,013,936	5,403,013
	19,956,161	17,611,026
Accumulated depreciation	(6,886,326)	(6,309,477)
	$ 13,069,835	$ 11,301,549

Depreciation expense totaled $846,359, $702,042 and $576,390 for the years ended December 31, 2004, 2003 and 2002, respectively.

The Company leases facilities under operating leases. Rental expense for the years ended December 31, 2004, 2003 and 2002 was $314,015, $330,927 and $267,418, respectively. Future minimum annual rental payments are approximately as follows:

2005	$ 243,280
2006	139,690
2007	29,867
2008 and thereafter	-
Total minimum lease payments	$412,837

NOTE 7. INVESTMENT IN UNCONSOLIDATED SUBSIDIARY

At December 31, 2004, the Company owned, through The Centreville National Bank of Maryland ("Centreville National Bank"), 20.00% of the outstanding common stock of the Delmarva Data Bank Processing Center, Inc. ("Delmarva Data"). During 2004, Centreville National Bank sold shares of Delmarva Data to another institution. The investment is carried at cost, adjusted for the Company's equity in Delmarva Data's undistributed income.

	December 31		
	2004	2003	2002
Balance, beginning of year	**$1,202,786**	$ 1,165,567	$1,125,567
Sale of stock	**(379,490)**	-	-
Equity in net income	**35,837**	37,219	40,000
Balance, end of year	**$ 859,133**	$ 1,202,786	$ 1,165,567

Data processing and other expenses paid to Delmarva Data totaled approximately $1,554,000, $1,277,000, and $1,063,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE 8. GOODWILL AND OTHER INTANGIBLE ASSETS

Effective January 1, 2002, goodwill is no longer being amortized but rather tested for impairment under the provisions of SFAS No. 142. The acquired intangible assets apart from goodwill will continue to be amortized over their remaining estimated lives.

The significant components of goodwill and acquired intangible assets are as follows:

	2004				2003			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life
Goodwill	**$12,605,832**	**$667,118**	**$11,938,714**	**-**	$6,657,250	$667,118	$5,990,132	-
Core Deposit Intangible	**968,000**	**90,748**	**877,252**	**7.3**	-	-	-	
Unidentifiable intangible resulting from branch acquisitions	**104,144**	**89,685**	**14,459**	**2.1**	104,144	82,742	21,402	3.1
Insurance expirations	**1,270,000**	**216,778**	**1,053,222**	**12.4**	1,270,000	132,111	1,137,889	13.4
Other identifiable intangibles	**620,883**	**323,449**	**297,434**	**2.4**	620,883	199,272	421,611	3.4
Total	**$15,568,859**	**$1,387,778**	**$14,181,081**		$8,652,277	$1,081,243	$7,571,034	

Future annual estimated annual amortization expense is as follows:

2005	$ 336,786
2006	336,786
2007	247,632
2008	205,667
2009	205,667

Under the provisions of SFAS No. 142, goodwill was subjected to an annual assessment for impairment during 2004. As a result of annual assessment reviews, the Company determined that there was no impairment of goodwill. The Company will continue to review goodwill on an annual basis for impairment and as events occur or circumstances change.

NOTE 9. DEPOSITS

The approximate amount of certificates of deposit of $100,000 or more at December 31, 2004 and 2003 was $91,315,000 and $71,385,000, respectively.

The approximate maturities of time deposits at December 31, 2004 are as follows:

Due in one year or less	**$108,037,000**
Due in one to three years	**87,305,000**
Due in three to five years	**51,580,000**
	$246,922,000

NOTE 10. SHORT-TERM BORROWINGS

Short-term borrowings at December 31, 2004 and 2003 consisted of securities sold under agreements to repurchase. These short-term obligations represent securities sold to customers, at the customers' request, under a "roll-over" contract that matures in one business day. The underlying securities sold are U.S. Treasury Notes or Government agency securities, which are segregated in the Company's custodial accounts from other investment securities. The Company may periodically borrow from a correspondent federal funds line of credit arrangement or a secured reverse repurchase agreement to meet short-term liquidity needs. The following table summarizes certain information for short-term borrowings:

	2004	2003
Average amount outstanding during the year	**$25,590,183**	$23,071,327
Weighted average interest rate during the year	**.84%**	.77%
Amount outstanding at year end	**$27,106,241**	$20,957,294
Weighted average rate at year end	**.80%**	.63%
Maximum amount at any month end	**$30,845,388**	$29,780,959

NOTE 11. LONG-TERM DEBT

As of December 31, 2004 and 2003, the Company had a convertible advance from the Federal Home Loan Bank of Atlanta in the amount of $5,000,000 at an interest rate of 4.97%, due March 29, 2006. The Company has pledged its wholly owned residential real estate mortgage loan portfolio under a blanket floating lien as collateral for this advance.

NOTE 12. BENEFIT PLANS

401(k) and Profit Sharing Plan

The Company has a 401(k) and profit sharing plan covering substantially all full-time employees. The plan calls for matching contributions by the Company, and the Company makes discretionary contributions based on profits. Company contributions to this plan included in expense totaled $750,260 (2004), $728,812 (2003), and $592,413 (2002).

The Felton Bank has a 401(k) plan covering substantially all full-time employees. The plan calls for matching contributions by the Felton Bank. During 2004, matching contributions totaled $10,244.

NOTE 13. STOCK OPTION PLANS

The Company has two stock option plans whereby incentive and nonqualified stock options may be granted periodically to directors, executive officers, and key employees at the discretion of the Company's Compensation Committee. The plans provide for both immediate and graduated vesting schedules and originally reserved 194,000 shares of common stock for grant. At December 31, 2004, a total of 53,966 shares remained available for grant under the plans. The plans were adopted in 1998 and 1995 and the options granted have a life not to exceed ten years.

The Company also has an Employee Stock Purchase Plan that was adopted in 1998 and amended in 2003 that allows employees to receive options to purchase common stock at an amount equivalent to 85% of the fair market value of the common stock. As amended, the plan reserved 45,000 shares of common stock for issuance under the plan. There were 23,681 shares available for grant under the plan at December 31, 2004.

Following is a summary of changes in shares under option for all plans for the years indicated:

	Year Ended December 31,			
	2004		2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**113,084**	**$12.25**	139,534	$11.52
Granted	**5,979**	**24.98**	5,401	24.03
Exercised	**(32,826)**	**9.64**	(29,309)	10.03
Expired/Cancelled	**(1,012)**	**20.49**	(2,542)	22.95
Outstanding at end of year	**85,225**	**$14.05**	113,084	$12.25
Weighted average fair value of options granted during the year		$8.26		$7.12

The following summarizes information about options outstanding at December 31, 2004:

Options Outstanding		Options Outstanding and Exercisable	
Exercise Price	Number	Number	Weighted Average Remaining Contract Life
$ 6.85	**4,323**	**4,323**	**.61**
8.78	**47,880**	**47,880**	**1.95**
32.00	**4,000**	**4,000**	**4.05**
21.00	**3,570**	**2,676**	**5.05**
19.75	**16,935**	**5,265**	**7.42**
24.03	**3,196**	**3,196**	**.26**
24.98	**5,321**	**5,321**	**1.68**
	85,225	**72,661**	

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for options that vest during the years ended December 31, 2004.

	2004	2003
Dividend yield	**2.29%**	1.70%
Expected volatility	**27.60%**	20.00%
Risk free interest	**4.0%**	4.23%
Expected lives (in years)	**2.25**	2.17

NOTE 14. DEFERRED COMPENSATION

The Company has a supplemental deferred compensation plan to provide retirement benefits to its President and Chief Executive Officer. The plan calls for fixed annual payments of $20,000 to be credited to the participant's account. The participant is 100% vested in amounts credited to his account. Contributions to the plan were $20,000 in 2004, 2003, and 2002.

Centreville National Bank has agreements with certain of its directors under which they have deferred part of their fees and compensation. The amounts deferred are invested in insurance policies, owned by Centreville National Bank, on the lives of the respective individuals. Amounts available under the policies are to be paid to the individuals as retirement benefits over future years. Cash surrender values and the accrued benefit obligation included in other assets and other liabilities at December 31 are as follows:

	2004	2003
Cash surrender value	**$2,046,706**	$ 1,970,630
Accrued benefit obligations	**820,719**	697,633

NOTE 15. INCOME TAXES

Income taxes included in the balance sheets as of December 31 are as follows:

	2004	2003
Federal income taxes currently (receivable) payable	**$ 263,652**	$(25,038)
State income taxes currently payable	**86,100**	42,666
Deferred income tax benefits	**1,542,544**	855,640

Components of income tax expense for each of the three years ended December 31 are as follows:

	2004	2003	2002
Currently payable:			
Federal	**$4,913,929**	$4,500,099	$4,091,475
State	**918,988**	826,384	670,478
	5,832,917	5,326,483	4,761,953
Deferred income tax expense (benefits):			
Federal	**5,399**	(50,635)	(27,431)
State	**2,308**	(10,147)	(4,681)
	7,707	(60,782)	(32,112)
	$5,840,624	$5,265,701	$4,729,841

A reconciliation of tax computed at the statutory federal tax rates of 35% to the actual tax expense for the three years ended December 31 follows:

	2004	2003	2002
Tax at federal statutory rate	**35.0%**	35.0%	35.0%
Tax effect of:			
Tax-exempt income	**(1.5)**	(2.0)	(2.0)
Non-deductible expenses	**.2**	.1	.1
State income taxes, net of federal benefit	**3.7**	3.6	3.2
Other	**(1.0)**	(1.0)	(1.3)
Income tax expense	**36.4%**	35.7%	35.0%

Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

	2004	2003
Deferred tax assets:		
Allowance for credit losses	**$1,735,196**	$1,435,285
Provision for off balance sheet commitments	**57,850**	42,566
Net operating loss carryforward	**303,137**	-
Unrealized losses on available for sale securities	**172,169**	-
Recognized loss on impaired securities	**304,671**	50,744
Loan fees	**75,182**	24,570
Deferred compensation	**313,528**	269,455
Total deferred tax assets	**2,961,733**	1,822,620
Deferred tax liabilities:		
Depreciation	**363,979**	373,039
Purchase accounting adjustments	**635,149**	-
Federal Home Loan Bank stock dividend	**27,613**	27,613
Undistributed income of unconsolidated subsidiary	**69,345**	66,577
Loan origination fees and costs	**288,934**	258,500
Unrealized gains on available for sale securities	-	195,201
Other	**34,169**	46,050
Total deferred tax liabilities	**1,419,189**	966,980
Net deferred tax assets	**$ 1,542,544**	$ 855,640

The Company had unused net operating loss carryforward of approximately $816,000 at December 31, 2004 that resulted from the acquisition of the Felton Bank in 2004. In accordance with current tax laws, the Company is allowed to utilize the loss carryforward over a 20-year period beginning in 2004. The Company expects to utilize the entire loss carryforward.

NOTE 16. EARNINGS PER COMMON SHARE

Basic earnings per share is derived by dividing net income available to common stockholders by the weighted-average number of common shares outstanding and does not include the effect of any potentially dilutive common stock equivalents. Diluted earnings per share is derived by dividing net income by the weighted-average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options and warrants. For the years ended December 31, 2004 and 2002 options to purchase 4,000 and 5,500 shares of common stock, respectively, were excluded from computing diluted earnings per share because their effects were antidilutive.

	2004	2003	2002
Basic:			
Net income (applicable to common stock)	**$10,198,201**	$9,495,695	$8,790,144
Average common shares outstanding	**5,482,928**	5,376,618	5,358,969
Basic earnings per share	**$1.86**	$1.77	$1.64
Diluted:			
Net income (applicable to common stock)	**$10,198,201**	$9,495,695	$8,790,144
Average common shares outstanding	**5,482,928**	5,376,618	5,358,969
Diluted effect of stock options	**47,230**	72,303	69,609
Average common shares outstanding - diluted	**5,530,158**	5,448,921	5,428,578
Diluted earnings per share	**$1.84**	$1.74	$1.62

NOTE 17. REGULATORY CAPITAL REQUIREMENTS

The Company and each of The Talbot Bank of Easton, Maryland ("Talbot Bank"), Centreville National Bank, and The Felton Bank ("Felton Bank" and together with Talbot Bank and Centreville National Bank, the "Banks") are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators, that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets. Management believes as of December 31, 2004 that the Company and the Banks met all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency categorized Talbot Bank and Centreville National Bank, respectively, as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. At December 31, 2004, Felton Bank did not meet the minimum total risk-based ratio to be categorized as well capitalized under the framework for prompt corrective action. The Company has since made additional capital contributions to the Felton Bank to achieve the minimum required total risk based capital ratio. Management knows of no trends or demands, commitments, events or uncertainties that are likely to have a material adverse impact on the ability of the Company or any of the Banks to remain in the well capitalized category.

Capital levels and ratios for the Company, Talbot Bank, Centreville National Bank and Felton Bank as of December 31, 2004 and 2003, compared with the minimum requirements, are presented below:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004:						
Total Capital (to Risk Weighted Assets):						
Company	**$87,229,000**	**13.86%**	**$50,338,000**	**8.00%**	**$62,922,500**	**10.00%**
Talbot Bank	**$49,620,000**	**12.65%**	**$31,383,040**	**8.00%**	**$39,228,800**	**10.00%**
Centreville National Bank	**$27,691,000**	**14.69%**	**$15,085,280**	**8.00%**	**$18,856,600**	**10.00%**
Felton Bank	**$ 4,478,000**	**9.68%**	**$ 3,700,240**	**8.00%**	**$ 4,625,300**	**10.00%**
Tier 1 Capital (to Risk Weighted Assets):						
Company	**$82,385,000**	**13.04%**	**$25,169,000**	**4.00%**		
Talbot Bank	**$46,857,000**	**11.94%**	**$15,691,520**	**4.00%**	**$23,537,280**	**6.00%**
Centreville National Bank	**$26,121,000**	**13.85%**	**$ 7,542,640**	**4.00%**	**$11,313,960**	**6.00%**
Felton Bank	**$ 3,967,000**	**8.09%**	**$ 1,850,000**	**4.00%**	**$ 2,775,180**	**6.00%**
Tier 1 Capital (to Average Assets):						
Company	**$82,385,000**	**10.67%**	**$30,885,600**	**4.00%**		
Talbot Bank	**$46,857,000**	**10.76%**	**$17,411,920**	**4.00%**	**$21,764,900**	**5.00%**
Centreville National Bank	**$26,121,000**	**9.61%**	**$10,871,480**	**4.00%**	**$13,589,350**	**5.00%**
Felton Bank	**$ 3,967,000**	**6.58%**	**$ 2,410,200**	**4.00%**	**$ 3,012,750**	**5.00%**
As of December 31, 2003:						
Total Capital (to Risk Weighted Assets):						
Company	$79,591,000	16.17%	$39,386,080	8.00%	$32,967,500	10.00%
Talbot Bank	$48,500,000	14.71%	$26,374,000	8.00%	$32,967,500	10.00%
Centreville National Bank	$26,335,000	16.66%	$12,648,960	8.00%	$15,811,200	10.00%
Tier 1 Capital (to Risk Weighted Assets):						
Company	$75,421,000	15.32%	$19,693,040	4.00%		
Talbot Bank	$45,688,000	13.86%	$13,187,040	4.00%	$21,857,420	6.00%
Centreville National Bank	$24,977,000	15.80%	$6,324,480	4.00%	$13,068,160	6.00%
Tier 1 Capital (to Average Assets):						
Company	$75,421,000	10.73%	$28,128,920	4.00%		
Talbot Bank	$45,688,000	10.45%	$17,485,800	4.00%	$21,857,250	5.00%
Centreville National Bank	$24,977,000	9.56%	$10,454,480	4.00%	$13,068,100	5.00%

Bank and holding company regulations, as well as Maryland and Delaware law, impose certain restrictions on dividend payments by the Banks, as well as restricting extensions of credit and transfers of assets between the Banks and the Company. At December 31, 2004, the Banks could have paid dividends to the parent company of approximately $7,899,000 without the prior consent and approval of the regulatory agencies. The Company had no outstanding receivables from subsidiaries at year-end December 31, 2004 and 2003.

NOTE 18. LINES OF CREDIT

The Banks had $19,500,000 in unsecured federal funds lines of credit and a reverse repurchase agreement available on a short-term basis from correspondent banks. In addition, the Banks have credit availability of approximately $98,494,000 from the Federal Home Loan Bank of Atlanta. The Banks have pledged as collateral, under blanket lien, all qualifying residential loans under borrowing agreements with the Federal Home Loan Bank. At December 31, 2004 and 2003, the Federal Home Loan Bank had issued a letter of credit in the amounts of $20,000,000 on behalf of the Talbot Bank to a local government entity as collateral for its deposits.

NOTE 19. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents
For short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities
For all investments in debt securities, fair values are based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loan Receivables
The fair value of categories of fixed rate loans, such as commercial loans, residential mortgage, and other consumer loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Other loans, including variable rates loans, are adjusted for differences in loan characteristics.

Financial Liabilities
The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. These estimates do not take into consideration the value of core deposit intangibles. The fair value of securities sold under agreements to repurchase and long-term debt is estimated using the rates offered for similar borrowings.

Commitments to Extend Credit and Standby Letters of Credit
The majority of the Company's commitments to grant loans and standby letters of credit are written to carry current market interest rates if converted to loans. Because commitments to extend credit and letters of credit are generally unassignable by the Company or the borrower, they only have value to the Company and the borrower and therefore it is impractical to assign any value to these commitments.

The estimated fair values of the Company's financial instruments, excluding goodwill, as of December 31 are as follows:

	2004		2003	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	**$ 43,551,070**	**$ 43,551,000**	$ 46,731,306	$ 46,731,000
Investment securities	**119,095,896**	**119,236,000**	159,681,207	159,953,000
Loans	**594,458,139**	**599,331,000**	474,954,565	476,470,000
Less: allowance for loan losses	**(4,692,202)**	**(4,692,000)**	(4,059,964)	(4,060,000)
	$752,412,903	**$757,426,000**	$677,307,114	$679,094,000
Financial liabilities:				
Deposits	**$658,672,354**	**$653,693,000**	$592,409,413	$595,767,000
Short-term borrowings	**27,106,241**	**27,106,000**	20,957,294	20,957,000
Long-term debt	**5,000,000**	**5,114,000**	5,000,000	5,284,000
	$690,778,595	**$685,913,000**	$618,366,707	$622,008,000
Unrecognized financial instruments:				
Commitments to extend credit	**$181,067,000**	**$ -**	$ 142,813,000	$ -
Standby letters of credit	**22,021,000**	**-**	9,453,000	-
	$203,088,000	**$ -**	$152,266,000	$ -

NOTE 20. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, to meet the financing needs of its customers, the Company is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. The Company's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of the instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company generally requires collateral or other security to support the financial instruments with credit risk. The amount of collateral or other security is determined based on management's credit evaluation of the counterparty. The Company evaluates each customer's creditworthiness on a case-by-case basis.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Letters of credit and other commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the letters of credit and commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements.

Commitments outstanding as of December 31 are as follows:

	2004	2003
Commitments to extend credit	**$181,067,000**	$142,813,000
Letters of credit	**22,021,000**	9,453,000
	$203,088,000	$152,266,000

NOTE 21. CONTINGENCIES

In the normal course of business, the Company may become involved in litigation arising from banking, financial, and other activities. Management, after consultation with legal counsel, does not anticipate that the future liability, if any, arising out of these matters will have a material effect on the Company's financial condition, operating results, or liquidity.

NOTE 22. PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for Shore Bancshares, Inc. (Parent Company Only) is as follows:

Condensed Balance Sheets
December 31, 2004 and 2003

	2004	2003
Assets:		
Cash	$ 790,710	$ 733,612
Investment in subsidiaries	91,967,166	79,782,185
Investment in equity securities	-	100,035
Income taxes receivable	451,254	248,001
Premises and equipment, net	2,882,676	2,842,827
Other assets	83,865	108,359
Total assets	$96,175,671	$83,815,019
Liabilities:		
Accounts payable	$ 112,883	$ 124,251
Deferred tax liability	287,135	163,288
Earn-out payment payable	2,800,000	-
	3,200,018	287,539
Stockholders' equity:		
Common stock	55,152	54,008
Additional paid in capital	28,016,571	24,231,213
Retained earnings	65,182,004	58,932,021
Accumulated other comprehensive (loss) income	(278,074)	310,238
Total stockholders' equity	92,975,653	83,527,480
Total liabilities and stockholders' equity	$96,175,671	$83,815,019

Condensed Statements of Income
For the years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Dividends from subsidiaries	$7,665,535	$6,773,560	$9,096,080
Management and other fees from subsidiaries	2,174,187	1,315,960	-
Gain on sales of securities	-	80,000	-
Rental Income	97,771	33,333	-
Other investment income	-	11,000	11,000
Interest income	5,754	3,033	608
	9,943,247	8,216,886	9,107,688
Salaries and employee benefits	1,572,973	770,933	-
Occupancy expense	202,256	143,164	-
Other operating expenses	513,232	403,089	182,591
	2,288,461	1,317,186	182,591
Income before income tax benefit and equity in undistributed income of subsidiary	7,654,786	6,899,700	8,925,097
Income tax expense(benefit)	396,717	489,819	(49,134)
Income before equity in undistributed income of subsidiary	7,258,069	6,409,881	8,974,231
Equity in undistributed income (loss) of subsidiary	2,940,132	3,085,814	(184,087)
Net income	$10,198,201	$9,495,695	$8,790,144

Condensed Statements of Cash Flows
For the years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from operating activities:			
Net income	**$10,198,201**	$9,495,695	$8,790,144
Adjustments to reconcile net income to cash provided by operating activities:			
Equity in undistributed (income)\loss of subsidiaries	**(2,940,132)**	(3,085,815)	184,087
Gain on sale of investment securities	**-**	(80,000)	-
Depreciation	**75,098**	34,716	-
Net (increase) decrease in other assets	**155,059**	(30,231)	(55,979)
Net increase (decrease) in other liabilities	**112,479**	180,871	(20,369)
Net cash provided by operating activities	**7,600,705**	6,515,236	8,897,883
Cash flows from investing activities:			
Proceeds from sale of investment securities	-	360,000	**-**
Acquisition, net of stock issued	**(3,724,645)**	-	(5,105,497)
Purchases premises and equipment	**(150,019)**	(2,877,543)	-
Investment in subsidiaries	**-**	(53,711)	(550,000)
Net cash used by investing activities	**(3,874,664)**	(2,571,254)	(5,655,497)
Cash flows from financing activities:			
Proceeds from issuance of common stock	**279,275**	290,308	17,031
Repurchase of common stock	**-**	-	(20,844)
Dividends paid	**(3,948,218)**	(3,548,410)	(3,217,282)
Net cash used by financing activities	**(3,668,943)**	(3,258,102)	(3,221,095)
Net increase in cash and cash equivalents	**57,098**	685,880	21,291
Cash and cash equivalents at beginning of year	**733,612**	47,732	26,441
Cash and cash equivalents at end of year	**$ 790,710**	$ 733,612	$ 47,732

NOTE 23. QUARTERLY FINANCIAL RESULTS (unaudited)

A summary of selected consolidated quarterly financial data for the two years ended December 31, 2004 is reported as follows:

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004				
Interest income	**$8,550**	**$9,345**	**$9,981**	**$10,415**
Net interest income	**6,422**	**7,087**	**7,704**	**8,068**
Provision for credit losses	**105**	**100**	**165**	**561**
Income before income taxes	**3,982**	**4,053**	**4,569**	**3,435**
Net Income	**2,516**	**2,600**	**2,935**	**2,147**
Basic earnings per common share	**$ 0.47**	**$ 0.47**	**$ 0.53**	**$ 0.39**
Diluted earnings per common share	**$ 0.46**	**$ 0.47**	**$ 0.53**	**$ 0.39**
2003				
Interest income	$8,628	$8,642	$8,339	$8,729
Net interest income	5,972	6,114	5,988	6,522
Provision for credit losses	90	70	75	100
Income before income taxes	3,999	3,794	3,442	3,526
Net Income	2,521	2,456	2,195	2,324
Basic earnings per common share	$ 0.47	$ 0.46	$ 0.40	$ 0.43
Diluted earnings per common share	$ 0.46	$ 0.45	$ 0.40	$ 0.43

Earnings per share are based upon quarterly results and may not be additive to the annual earnings per share amounts.

NOTE 24. LINE OF BUSINESS RESULTS

The Company operates two primary businesses: Community Banking and Insurance Products and Services. The Community Banking business provides services to consumers and small businesses on the Eastern Shore of Maryland through its fifteen branch network. Community banking activities include small business services, retail brokerage, and consumer banking products and services. Loan products available to consumers include mortgage, home equity, automobile, marine, and installment loans, credit cards and other secured and unsecured personal lines of credit. Small business lending includes commercial mortgages, real estate development loans, equipment and operating loans, as well as secured and unsecured lines of credit, credit cards, accounts receivable financing arrangements, and merchant card services.

A full range of insurance products and services are available to businesses and consumers in the Company's market. Products include property and casualty, life, marine, individual health and long term care insurance. Pension and profit sharing plans and retirement plans for executives and employees are available to suit the needs of individual businesses.

Selected financial information by line of business is included in the following table:

(In thousands)	Community banking	Insurance products and services	Parent Company	Intercompany Transactions	Consolidated Total
2004					
Net Interest income	**$ 29,275**	**$ -**	**$ 5**	**$ -**	**$29,280**
Provision for credit losses	**931**	**-**	**-**	**-**	**931**
Net interest income after provision	**28,344**	**-**	**5**	**-**	**28,349**
Noninterest income	**3,586**	**6,617**	**2,272**	**(2,251)**	**10,224**
Noninterest expense	**16,875**	**5,622**	**2,288**	**(2,251)**	**22,534**
Income before taxes	**15,055**	**995**	**(11)**	**-**	**16,039**
Income tax expense(benefit)	**5,452**	**393**	**(4)**	**-**	**5,841**
Net income	**$ 9,603**	**$ 602**	**$ (7)**	**$ -**	**$ 10,198**
Average assets	**$764,000**	**$7,610**	**$3,270**	**$ -**	**$774,880**
2003					
Net Interest income	$ 24,610	$ (14)	$ -	$ -	$ 24,596
Provision for credit losses	335	-	-	-	335
Net interest income after provision	24,275	(14)	-	-	24,261
Noninterest income	3,695	6,037	1,430	(1,317)	9,845
Noninterest expense	14,324	5,020	1,317	(1,317)	19,344
Income before taxes	13,646	1,003	113	-	14,762
Income tax expense	4,868	358	40	-	5,266
Net income	$ 8,778	$ 645	$ 73	-	$ 9,496
Average assets	$670,022	$7,324	$1,301	-	$678,647

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act with the SEC, such as this annual report, is recorded, processed, summarized and reported within the time periods specified in those rules and forms, and that such information is accumulated and communicated to the Company's management, including the President and Chief Executive Officer ("CEO") and the Principal Accounting Officer ("PAO"), as appropriate, to allow for timely decisions regarding required disclosure. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

An evaluation of the effectiveness of these disclosure controls as of December 31, 2004 was carried out under the supervision and with the participation of the Company's management, including the CEO and the PAO. Based on that evaluation, the Company's management, including the CEO and the PAO, has concluded that the Company's disclosure controls and procedures are effective.

During the fourth quarter of 2004, there was no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management has performed an evaluation and testing of the Company's internal control over financial reporting as of December 31, 2004. Management's report on the Company's internal control over financial reporting and the related attestation report of the Company's registered public accounting firm are included on the following pages.

MANAGEMENT™S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for the preparation, integrity and fair presentation of the consolidated financial statements included in this annual report. The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include some amounts that are based on the best estimates and judgments of management.

The Company's management is also responsible for establishing and maintaining adequate internal control over financial reporting. This internal control system is designed to provide reasonable assurance to management and the Board of Directors regarding the reliability of the Company's financial reporting and the preparation and presentation of financial statements for external reporting purposes in conformity with accounting principles generally accepted in the United States of America, as well as to safeguard assets from unauthorized use or disposition. The system of internal control over financial reporting is evaluated for effectiveness by management and tested for reliability through a program of internal audit with actions taken to correct potential deficiencies as they are identified. Because of inherent limitations in any internal control system, no matter how well designed, misstatement due to error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control effectiveness may vary over time.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 based upon criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrity Framework. In performing this assessment, management excluded Felton Bank's internal control over financial reporting associated with total assets of $63,213,000 and total revenues of $2,777,000 included in the Company's consolidated financial statements as of and for the year ended December 31, 2004. Felton Bank was acquired in April 2004 and the excluded assets and revenues constitute 8% of the Company's consolidated assets at December 31, 2004 and 5.7% of its revenues for the year ended December 31, 2004.

Based on this assessment and on the foregoing criteria, management has concluded that, as of December 31, 2004, the Company's internal control over financial reporting is effective. Stegman and Company, the Company's independent registered public accounting firm that audited the financial statements included in this annual report, has issued an attestation report on management's assessment of the Company's internal control over financial reporting, as stated in their report, which is included herein on page 59.

March 11, 2005

/s/ W. Moorhead Vermilye
W. Moorhead Vermilye
President and Chief Executive Officer

/s/Susan E. Leaverton
Susan E. Leaverton
Principal Accoutning Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Shore Bancshares, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Shore Bancshares, Inc. (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal ControlŠIntegrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).* The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal ControlŠ Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).* Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal ControlŠIntegrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).*

The Company acquired The Felton Bank during 2004, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. The Felton Bank's internal control over financial reporting associated with total assets of $63,213,000 and total revenues of $2,777,000 included in the consolidated financial statements of the Company as of and for the year ended December 31, 2004. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of The Felton Bank.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's consolidated balance sheets as of December 31, 2004 and 2003 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004, and our report dated March 11, 2005 expressed an unqualified opinion on those consolidated financial statements.

/s/ Stegman and Company

Baltimore, Maryland
March 11, 2005

Item 9B. Other Information

The Company intends to offer trust services to customers beginning in the second quarter of 2005. These services will be offered through Centreville National Bank, which must first apply for and receive authority from the OCC to exercise fiduciary powers. Although the Company believes that the OCC will approve Centreville National Bank's request, there can be no assurance that the OCC will do so.

PART III

Item 10. Directors and Executive Officers of the Registrant.

The Company has adopted a Code of Ethics that applies to all of its directors, officers, and employees, including its principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions. A written copy of the Company's Code of Ethics will be provided to stockholders, free of charge, upon request to: Carol I. Brownawell, Secretary, Shore Bancshares, Inc., 18 E. Dover Street, Easton, Maryland 21601 or (410) 822-1400.

All other information required by this item is incorporated herein by reference to the Company's definitive proxy statement to be filed in connection with the 2005 Annual Meeting of Stockholders.

Item 11. Executive Compensation.

The information required by this item is incorporated herein by reference to the Company's definitive proxy statement to be filed in connection with the 2005 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information provided in Item 5 of Part II of this report under the heading "EQUITY COMPENSATION PLAN INFORMATION" is incorporated herein by reference. All other information required by this item is incorporated herein by reference to the Company's definitive proxy statement to be filed in connection with the 2005 Annual Meeting of Stockholders.

Item 13. Certain Relationships and Related Transactions.

The information required by this item is incorporated herein by reference to the Company's definitive proxy statement to be filed in connection with the 2005 Annual Meeting of Stockholders.

Item 14. Principal Accountant Fees and Services.

The information required by this item is incorporated herein by reference to the Company's definitive proxy statement to be filed in connection with the 2005 Annual Meeting of Stockholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)(1),(2) Financial statements and schedules:

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets at December 31, 2004 and 2003

Consolidated Statements of Income -- Years Ended December 31, 2004, 2003, and 2002

Consolidated Statements of Stockholders' Equity -- Years Ended December 31, 2004, 2003 and 2002

Consolidated Statements of Cash Flows -- Years Ended December 31, 2004, 2003 and 2002

Notes to Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002

(3) Exhibits required to be filed by Item 601 of Regulation S-K:

3.1 Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the Company's Form 8-K filed on December 14, 2000).

3.2 Amended and Restated By-Laws (incorporated by reference to Exhibit 3.2 of the Company's Form 8-K filed on December 14, 2000).

10.1 Form of Employment Agreement with W. Moorhead Vermilye (incorporated by reference to Appendix XIII of Exhibit 2.1 of the Company's Form 8-K filed on July 31, 2000).

10.2 Form of Employment Agreement with Daniel T. Cannon (incorporated by reference to Appendix XIII of Exhibit 2.1 of the Company's Form 8-K filed on July 31, 2000).

10.3 Form of Employment Agreement between The Avon-Dixon Agency, LLC and Kevin P. LaTulip (incorporated by reference to Exhibit 10.3 of the Company's Annual Report on Form 10-K for the year ended December 31, 2002).

10.4 Form of Executive Supplemental Retirement Plan Agreement between The Centreville National Bank of Maryland and Daniel T. Cannon (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003).

10.5 Form of Life Insurance Endorsement Method Split Dollar Plan Agreement between The Centreville National Bank of Maryland and Daniel T. Cannon (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003).

10.6 Employment Agreement between The Avon-Dixon Agency, LLC and Steven Fulwood (incorporated by reference to Exhibit 10.6 of the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2004).

10.7 Employment Agreement between The Felton Bank and Thomas H. Evans (filed herewith).

10.8 1998 Employee Stock Purchase Plan, as amended (incorporated by reference to Appendix A of the Company's definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Stockholders filed on March 31, 2003).

10.9 1998 Stock Option Plan (incorporated by reference to Exhibit 10 of the Company's Registration Statement on Form S-8 filed with the SEC on September 25, 1998 (Registration No. 333-64319)).

10.10 Talbot Bancshares, Inc. Employee Stock Option Plan (incorporated by reference to Exhibit 10 of the Company's Registration Statement on Form S-8 filed May 4, 2001 (Registration No. 333-60214)).

21 Subsidiaries of the Company (filed herewith).

23 Consent of Stegman & Company (filed herewith).

31.1 Certifications of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith).

31.2 Certifications of the PAO pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith).

32.1 Certification of the CEO pursuant to 18 U.S.C. § 1350 (furnished herewith).

32.2 Certification of the PAO pursuant to 18 U.S.C. § 1350 (furnished herewith).

99.1 Risk Factors (filed herewith).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shore Bancshares, Inc.

Date: March 16, 2005

By: /s/W. Moorhead Vermilye
W. Moorhead Vermilye
President and CEO

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Herbert L. Andrew, III Herbert L. Andrew, III	Director	March 16, 2005
/s/ Blenda W. Armistead Blenda W. Armistead	Director	March 16, 2005
/s/ Lloyd L. Beatty, Jr. Lloyd L. Beatty, Jr.	Director	March 16, 2005
/s/ Paul M. Bowman Paul M. Bowman	Director	March 16, 2005
/s/ David C. Bryan David C. Bryan	Director	March 16, 2005
/s/ Daniel T. Cannon Daniel T. Cannon	Director	March 16, 2005
/s/ Thomas H. Evans Thomas H. Evans	Director	March 16, 2005
______________ Steven F. Fulwood	Director	March 16, 2005
/s/ Richard C. Granville Richard C. Granville	Director	March 16, 2005
/s/ W. Edwin Kee, Jr. W. Edwin Kee	Director	March 16, 2005
/s/ Neil R. LeCompte Neil R. Le Compte	Director	March 16, 2005
/s/ Jerry F. Pierson Jerry F. Pierson	Director	March 16, 2005
/s/ Christopher F. Spurry Christopher F. Spurry	Director	March 16, 2005

/s/ W. Moorhead Vermilye W. Moorhead Vermilye	Director President/CEO	March 16, 2005
/s/ Susan E. Leaverton Susan E. Leaverton	Treasurer/ Principal Accounting Officer	March 16, 2005

EXHIBIT LIST

Exhibit No.	Description
Exhibit 3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the Company's Form 8-K filed on December 14, 2000).
Exhibit 3.2	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.2 of the Company's Form 8-K filed on December 14, 2000).
Exhibit 10.1	Form of Employment Agreement with W. Moorhead Vermilye (incorporated by reference to Appendix XIII of Exhibit 2.1 of the Company's Form 8-K filed on July 31, 2000).
Exhibit 10.2	Form of Employment Agreement with Daniel T. Cannon (incorporated by reference to Appendix XIII of Exhibit 2.1 of the Company's Form 8-K filed on July 31, 2000).
Exhibit 10.3	Form of Employment Agreement between The Avon-Dixon Agency, LLC and Kevin P. LaTulip (incorporated by reference to Exhibit 10.3 of the Company's Annual Report on Form 10-K for the year ended December 31, 2002).
Exhibit 10.4	Form of Executive Supplemental Retirement Plan Agreement between The Centreville National Bank of Maryland and Daniel T. Cannon (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003).
Exhibit 10.5	Form of Life Insurance Endorsement Method Split Dollar Plan Agreement between The Centreville National Bank of Maryland and Daniel T. Cannon (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003).
Exhibit 10.6	Employment Agreement between The Avon-Dixon Agency, LLC and Steven Fulwood (incorporated by reference to Exhibit 10.6 of the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2004).
Exhibit 10.7	Employment Agreement between The Felton Bank and Thomas H. Evans (filed herewith).
Exhibit 10.8	1998 Employee Stock Purchase Plan, as amended (incorporated by reference to Appendix A of the Company's definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Stockholders filed on March 31, 2003).
Exhibit 10.9	1998 Stock Option Plan (incorporated by reference to Exhibit 10 of the Company's Registration Statement on Form S-8 filed with the SEC on September 25, 1998 (Registration No. 333-64319)).
Exhibit 10.10	Talbot Bancshares, Inc. Employee Stock Option Plan (incorporated by reference to Exhibit 10 of the Company's Registration Statement on Form S-8 filed May 4, 2001 (Registration No. 333-60214)).
Exhibit 21	Subsidiaries of the Company (filed herewith).
Exhibit 23	Consent of Stegman & Company (filed herewith).
Exhibit 31.1	Certifications of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith).
Exhibit 31.2	Certifications of the PAO pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith).
Exhibit 32.1	Certification of the CEO pursuant to 18 U.S.C. § 1350 (furnished herewith).
Exhibit 32.2	Certification of the PAO pursuant to 18 U.S.C. § 1350 (furnished herewith).
Exhibit 99.1	Risk Factors (filed herewith).

EXHIBIT 10.7

EMPLOYMENT AGREEMENT

THIS AGREEMENT is entered into this as of April 1, 2004 (this *fiAgreementfl)* by and between The Felton Bank (the *"Bankfl*) and Shore Bancshares, Inc. *fiShore Bancsharesfl*, with the Bank, collectively, the *fiCompaniesfl*) and Thomas Evans (the *fiEmployeefl*).

WHEREAS, Bank is a subsidiary of Midstate Bancorp, Inc., which has merged into Shore Bancshares (the *fiMergerfl*); and

WHEREAS, the Employee has been employed by the Bank as President and Chief Executive Officer; and

WHEREAS, the parties hereto desire by writing set forth the continued employment relationship of the Companies and the Employee;

NOW THEREFORE, it is AGREED as follows:

1. The Employee is employed as the President and Chief Executive Officer of The Felton Bank. The Employee shall render administrative and management services to the Companies such as are customarily performed by persons situated in similar executive capacity. The Employee shall also promote, by entertainment or otherwise, as and to the extent permitted by law, the business of the Companies. The Employee's other duties shall be such as the Boards of Directors of the Companies (the *fiBoardsfl)* may from time to time reasonably direct, including normal duties of an officer of the Companies.

2. The Companies agree to pay the Employee during the term of this Agreement a salary at the rate of $105,000.00 per annum, in cash not less frequently than twice monthly or at some other reasonable frequency as other employees of the Companies are paid. Such rate of salary, or increased rate of salary, if any, as the case may be, shall be reviewed by the Boards, or by a committee designated by the Boards, no less often than annually and may be increased; which increases may not be unreasonably denied; but not decreased, in such amounts as the Boards in their discretion may decide.

3. The Employee shall be eligible to participate in such discretionary bonuses when and as declared by the Boards.

4. (a) The Employee shall be entitled to participate in any plan of the Companies relating to pension, profit sharing, or other retirement benefits and medical coverage or reimbursement plans the Companies may adopt for the benefit of its employees.

(b) The Employee shall be eligible to participate in any fringe benefits which may be or become applicable to the Companies' officers including participation in any stock option or incentive plans adopted by the Boards, a reasonable expense account, and any other benefits which are commensurate with the responsibilities and functions to be performed by the Employee under this Agreement.

5. The initial term of employment under this Agreement shall be for 48 months commencing on the date of this Agreement. Upon the expiration of the 48 month initial term of employment, the term of employment shall automatically be extended for another 12 month period and then for successive 12 month periods without further action by the parties, unless either party shall have served notice upon the other 90 days prior to the commencement of any period, of its intention that this Agreement shall terminate at the end of the then current term of employment.

6. (a) The Employee shall devote his full time and best efforts to the performance of his employment under this Agreement. During the term of this Agreement, the Employee shall not, at any time or place, either directly or indirectly, engage in any business or activity in competition with the business affairs or interest of the Companies.

(b) During the term of this Agreement and, in the event of termination prior to expiration of such term, except as otherwise provided in the next sentence, the Employee will not be a director, officer, or employee of, or consultant to, any federal or state financial, institution other than the Companies or their subsidiaries or affiliates, operating within 50 miles of any of the Companies. Such non-compete covenant shall terminate and be of no further force and effect upon the earliest to occur of (i) one year after the expiration date of this Agreement or (ii) one year after termination of the Employee's employment under Subsection 9(c) or 9(f).

(c) Nothing contained in this Section 6 shall be deemed to prevent or limit the right of the Employee to invest in the capital stock or other securities of any business dissimilar from that of the Companies or, solely as a passive and minority investor in any business.

7. The Employee shall perform his duties under this Agreement in accordance with such reasonable standards expected of employees with comparable positions in comparable organizations and as may be established from time to time by the Boards.

8. At such reasonable times as the Boards shall in their discretion permit, the Employee shall be entitled, without loss of pay, to absent himself voluntarily from the performance of his employment under this Agreement, all such voluntary absences to count as vacation time; provided that:

(a) The Employee shall be entitled to an annual vacation in accordance with the policies as periodically established by the Boards for senior management officials of the Companies, which shall in no event be less than three weeks.

(b) The Employee shall not be entitled to receive any additional compensation from the Companies on account of his failure to take a vacation; nor shall he be entitled to accumulate unused vacation from one fiscal year to the next except to the extent authorized by the Boards for senior management officials of the Companies.

(c) In addition to the aforesaid paid vacations, the Employee shall be entitled without loss of pay, to absent himself voluntarily from the performance of his employment with the Companies for such additional periods of time and for such valid and legitimate reasons as the Boards in their discretion may determine.

(d) In addition, the Employee shall be entitled to an annual sick leave as established by the Boards for senior management officials of the Companies. In the event any sick leave shall not have been used during any year, such leave shall not accrue to subsequent years unless authorized by the Boards. Upon termination of his employment, the Employee shall not be entitled to receive any additional compensation from the Companies for unused sick leave.

9. The Employee's employment under this Agreement shall be terminated upon the following occurrences:

(a) The death of the Employee during the term of this Agreement, in which event the Employee's estate shall be entitled to receive the compensation due the Employee through the last day of the calendar month in which the Employee's death shall have occurred (including any bonus under Section 3, pro rated through the last day of such calendar month, to which the Employee would have been eligible to receive had he been alive when bonuses were next declared), and any vested rights and benefits of the Employee pursuant to any plan of the Companies, whether or not written.

(b) The Boards may terminate the Employee's employment at any time, but any termination by the Boards other than termination for Cause (defined below), shall not prejudice the Employee's right to compensation or other benefits as provided for under this Agreement. The Employee shall have no right to receive compensation or other benefits, except at the discretion of the Boards after termination for Cause. Termination for "*Cause*" shall mean termination for gross negligence or gross neglect or the commission of a felony or gross misdemeanor involving moral turpitude, fraud, dishonesty or willful violation of any law that results in any adverse effect on either of the Companies, or for intentional failure to perform stated duties.

(c) In the event the Employee's employment under this Agreement is terminated by the Boards without Cause, the Companies shall be obligated to pay the Employee the payment of one-year salary based on the current year salary at the time of termination. Said sum shall be paid in one lump sum within 15 days of the termination.

(d) If the Employee is removed and/or permanently prohibited from participating in the conduct of the Companies' business by an order issued by the Delaware Commissioner of Financial Regulation, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, or other appropriate supervisory agency, obligations under this Agreement shall terminate, as of the effective date of the order, but vested rights of the parties shall not be affected.

(e) The voluntary termination by the Employee during the term of this Agreement with the delivery of no less than 90 days written notice to the Boards, in which case the Employee shall be entitled to receive only his compensation, vested rights, and all employee benefits up to the date of his termination, unless otherwise provided by law.

(f) Notwithstanding any other provision of this Agreement to the contrary (except this Subsection 9(f)), the Employee may voluntarily terminate the Employee's employment within 12 months following a Change in Control of the Companies during the initial 48 month term of this Agreement, and the Employee shall thereupon be entitled to receive the payment of one year salary based on the current year salary at the time of termination, upon the occurrence of any of the following events, or within 90 days thereafter, which have not been consented to in advance by the Employee in writing: (i) a reduction in the Employee's base compensations in effect on the date of the Change in Control or as the same may be increased from time to time; (ii) the failure by the Companies to continue to provide the Employee with the compensation and benefits provided for under this Agreement, as the same may be changed by mutual agreement from time to time, or with benefits substantially similar to those provided to the Employee under any employee benefit plan in which the Employee is a participant at the time of the Change in Control, or the taking of any action which would materially reduce any of such benefits or deprive the Employee of any material fringe benefit enjoyed by the Employee at the time of the Change in Control; (iii) the assignment to the Employee of duties and responsibilities materially different from those normally associated with the Employee's position as referenced at Section 1; or (iv) a material diminution or reduction in the Employee's responsibilities or authority (including reporting responsibilities) in connection with the Employee's employment with the Companies. Said sum shall be paid in one lump sum within 15 days of the termination.

The term "*Change in Control*" shall mean any one of the following events: (i) the acquisition of ownership, holding or power to vote more than 25% of the Companies' voting stock; (ii) the acquisition of the ability to control the election of a majority of the Companies' directors; (iii) the acquisition of a controlling influence over the management or policies of Companies by any person or by person acting as a "*group*" within the meaning of Section 12(d) of the Securities Exchange Act of 1934); (iv) the acquisition of control of the Companies within the meaning of 12 C.F.R. Part 5.50 or its applicable equivalent (except in the case of (i), (ii), (iii), or (iv) if this paragraph, the Companies' mere formation of a holding company shall not itself constitute a Change in Control), or (v) during the period of two consecutive years, individuals (the "*Continuing Directors*") who at the beginning of such period constitute the Boards of the Companies (the "*Existing Board*") cease for any reason to constitute at least two-thirds thereof, provided that any individual whose election as a member of the Existing Board was approved by a vote of at least two-thirds of the Continuing Directors then in office shall be considered a Continuing Director. For purposes of this paragraph only, the term "*person*" refers to an individual or a corporation, partnership, trust, association, joint venture, pool, syndicate, sole proprietorship, unincorporated organization or any other form of entity not specifically listed herein.

(g) Any payments made to the Employee pursuant to this Agreement, or otherwise, are subject to, and conditioned upon their compliance with 12 U.S.C. Section 1828(k) and any regulations promulgated thereunder.

(h) As a condition of receiving any payments under paragraph 9(c) or 9(f), Employee shall be required to sign a release and covenant not to sue.

10. (a) The suspension of the Employee from office and/or temporary prohibition from participation in the conduct of the affairs of the Companies pursuant to notice served by the appropriate regulatory agency, unless stayed by appropriate proceedings, shall suspend, as of the date of such service, all obligations of the Companies under the terms of this Agreement.

(b) In the event the charges specified in a notice served as provided in Section 10(a) shall be dismissed, the Companies shall (i) pay the Employee any compensation withheld from the Employee pursuant to the suspension of the Companies' obligations as required in Section 10(a) and (ii) reinstate the obligations suspended as required in Section 10(a).

11. If the Employee shall become disabled or incapacitated, as determined by the Employee's physician, to the extent that he is unable to perform the duties provided in Section 1, he shall nevertheless continue to receive the following percentages of his compensation, inclusive of any benefits which may be payable to the Employee under the provisions of any disability insurance in effect for the Employee, under Section 2 for the following periods of disability: 100% for the first 6 months, 75% for the next 12 months, and 50% thereafter for the remainder of the initial term, or any renewal thereof, of this Agreement. Upon returning to active full-time employment, the Employee's full compensation as set forth in this Agreement shall be reinstated. In the event that the Employee returns to active employment on other than a full-time basis, then his compensation as set forth in Section 2 may be reduced in proportion to the time spent in said employment. If he is again unable to perform the duties provided in Section 1 due to illness or other incapacity, benefits under this Section 11 shall (a) begin again at 100% for the first 6 months if he has been engaged in active full-time employment for more than 12 months immediately prior to such later absence or inability or (b) resume where benefits left off if he has been engaged in active full-time employment for 12 months or less immediately prior to such later absence or inability.

12. (a) This Agreement shall inure to the benefit of and be binding upon any corporate or other successor of the companies which shall acquire, directly or indirectly, by merger, consolidation, purchase, or otherwise, all or substantially all of the assets of the Companies.

(b) Since the Companies are contracting for the unique and personal skills of the Employee, the Employee shall be precluded from assigning or delegating his rights or duties hereunder without first obtaining the written consent of the Companies.

13. In the event a dispute arises over benefits or other provisions under this Agreement, then the parties hereto agree to submit the dispute to non-appealable binding arbitration. The Board of Arbitrators shall consist of three members, with one member selected by the Employee, one member selected by the Companies, and the third member selected by the first two members. The party responsible for the payment of the costs of such arbitration (including any legal fees and expenses incurred by the Employee) shall be determined by the Board. The Board shall be bound by the rules of the American Arbitration Association in making their determination. The parties hereto agree that they and their heirs, personal representatives, successors, and assigns shall be bound by the decision of such Board with respect to any controversy properly submitted to it for determination.

Where a dispute arises as to the Companies' discharge of the Employee for Cause, such dispute shall likewise be submitted to arbitration as above described and the parties hereto agree to be bound by the decision hereunder.

14. This Agreement supercedes all prior agreements with respect to your employment with the Companies.

15. No amendments or additions to this Agreement shall be valid unless in writing and signed by both parties, except as herein otherwise provided.

16. This Agreement shall be governed in all respects whether as to validity, construction, capacity, performance or otherwise, by the laws of the State of Maryland, except to the extent that Federal law shall be deemed to apply.

17. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity and enforceability of the other provisions hereof.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date written above.

ATTEST:

/s/ Susan E. Leaverton

THE FELTON BANK

/s/ W. Edwin Kee, Jr.
W. Edwin Kee, Jr., Chairman

ATTEST:

/s/ Susan E. Leaverton

SHORE BANCSHARES, INC.

W. Moorhead Vermilye
W. Moorhead Vermilye, Chairman

WITNESS:

/s/ Susan E. Leaverton

/s/ Thomas Evans
Thomas Evans

EXHIBIT 21

LIST OF SUBSIDIARIES

Shore Bancshares, Inc. owns all of the issued and outstanding shares of common stock of The Talbot Bank of Easton, Maryland, a Maryland state-chartered commercial bank, The Centreville National Bank of Maryland, a national banking association, and The Felton Bank, a Delaware state-chartered commercial bank. Shore Bancshares, Inc. owns all of the membership interests in The Avon-Dixon Agency, LLC, a Maryland limited liability company, Elliott Wilson Insurance, LLC, a Maryland limited liability company, Mubell Finance, LLC, a Maryland limited liability company, Shore Pension Services, LLC, a Maryland limited liability Company, and Wye Financial Services, LLC, a Maryland limited liability Company.

The Talbot Bank of Easton, Maryland owns all the issued and outstanding shares of common stock of Dover Street Realty, Inc., a Maryland corporation.

The Centreville National Bank of Maryland owns 20.00% of the issued and outstanding common stock of The Delmarva Bank Data Processing Center, Inc., a Maryland corporation and bank service corporation. The Delmarva Bank Data Processing Center, Inc., also located in Easton, Maryland, provides data processing services to financial institutions located in Maryland, Delaware, Virginia and the District of Columbia.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements filed by Shore Bancshares, Inc. (the "Company") on Form S-8 (Nos. 333-60214, 333-64317, and 333-64319) of our reports dated March 11, 2005, with respect to the consolidated financial statements of the Company, the Company management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of the Company's internal control over financial reporting, included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004.

/s/ Stegman and Company

Baltimore, Maryland
March 14, 2005

EXHIBIT 31.1

CERTIFICATIONS
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, W. Moorhead Vermilye, certify that:

1. I have reviewed this annual report on Form 10-K of Shore Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2005

By: /s/ W. Moorhead Vermilye
W. Moorhead Vermilye
President/Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Susan E. Leaverton, certify that:

1. I have reviewed this annual report on Form 10-K of Shore Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2005

By: /s/ Susan E. Leaverton
Susan E. Leaverton, CPA
Treasurer and Principal Accounting Officer

EXHIBIT 32.1

CERTIFICATION OF PERIODIC REPORT
Pursuant to 18 U.S.C. § 1350

Pursuant to, and for purposes only of, 18 U.S.C. § 1350, the undersigned hereby certifies that (i) the Annual Report of Shore Bancshares, Inc. on Form 10-K for the year ended December 31, 2004 filed with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and (ii) information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Shore Bancshares, Inc.

Date: March 16, 2005

/s/ W. Moorhead Vermilye
W. Moorhead Vermilye
President/Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION OF PERIODIC REPORT
Pursuant to 18 U.S.C. § 1350

Pursuant to, and for purposes only of, 18 U.S.C. § 1350, the undersigned hereby certifies that (i) the Annual Report of Shore Bancshares, Inc. on Form 10-K for the year ended December 31, 2004 filed with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and (ii) information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Shore Bancshares, Inc.

Date: March 16, 2005

/s/ Susan E. Leaverton
Susan E. Leaverton
Treasurer/Principal Accounting Officer

EXHIBIT 99.1

RISK FACTORS

The following factors may impact the business, financial condition and results of operations of Shore Bancshares, Inc. and should be considered carefully in evaluating an investment in shares of common stock of Shore Bancshares, Inc. Shore Bancshares, Inc. and, as the context requires, its subsidiaries are sometimes referred to in these Risk Factors as "the Company", "we", "us", and "our".

Our Future Depends on the Successful Growth of Our Subsidiaries

The Company's primary business activity for the foreseeable future will be to act as the holding company of The Talbot Bank of Easton, Maryland, The Centreville National Bank of Maryland, The Felton Bank, and our other subsidiaries. Therefore, our future profitability will depend on the success and growth of these subsidiaries. In the future, part of our growth may come from buying other banks and buying or establishing other companies. Such entities may not be profitable after they are purchased or established, and they may lose money, particularly at first. A new bank or company may bring with it unexpected liabilities, bad loans, or bad employee relations, or the new bank or company may lose customers.

A Majority of Our Business is Concentrated in Maryland; A Significant Amount of Our Business is Concentrated in Real Estate Lending

A majority of our customers are Maryland residents. Therefore, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose loan portfolios are geographically diverse. Further, our bank subsidiaries make many real estate secured loans, which are in greater demand when interest rates are low and economic conditions are good. Even when economic conditions are good and interest rates are low, these conditions may not continue. Additionally, the market values of the real estate securing these loans may deteriorate, and we may lose money if a borrower fails to repay a real estate loan.

Our Bank Subsidiaries May Experience Loan Losses in Excess of Their Allowances

The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. Management bases the allowance for loan losses upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectability is considered questionable. If management's assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future losses, or if the bank regulatory authorities, as a part of their examination process, require our bank subsidiaries to increase their respective allowance for loan losses, our earnings and capital could be significantly and adversely affected. Although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to our non-performing or performing loans. Material additions to the allowance for loan losses of one of our bank subsidiaries would result in a decrease in that bank's net income and capital and could have a material adverse effect on us.

Interest Rates and Other Economic Conditions Will Impact Our Results of Operations

Results of operations for financial institutions, including the Company and its subsidiaries, may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. Our profitability is in part a function of the spread between the interest rates earned on assets and the interest rates paid on deposits and other interest-bearing liabilities (*i.e.*, net interest income), including advances from the Federal Home Loan Bank of Atlanta. Interest rate risk arises from mismatches (*i.e.*, the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time period is considered asset-sensitive and is reflected as a positive gap, and more liabilities repricing or maturing than assets over a given time period is considered liability-sensitive and is reflected as negative gap. An asset-sensitive position (*i.e.*, a positive gap) could enhance earnings in a rising interest rate environment and could negatively impact earnings in a falling interest rate environment, while a liability-sensitive position (*i.e.*, a negative gap) could enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. We have attempted to structure our asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates, but there can be no assurance that these attempts will be successful in the event of such changes.

Our Ability to Pay Dividends is Limited

Holders of shares of common stock of Shore Bancshares, Inc. are entitled to dividends if, when, and as declared by our Board of Directors out of funds legally available for that purpose. Our current ability to pay dividends to stockholders is largely dependent upon the receipt of dividends from our bank subsidiaries. Both federal and state laws impose restrictions on the ability of banks to pay dividends. Federal law prohibits the payment of a dividend by an insured depository institution if the depository institution is considered "undercapitalized" or if the payment of the dividend would make the institution "undercapitalized". For a Maryland state-chartered bank, dividends may be paid out of undivided profits or, with the prior approval of the Maryland Commissioner of Financial Regulation (the "Maryland Commissioner"), from surplus in excess of 100% of required capital stock. If, however, the surplus of a Maryland bank is less than 100% of its required capital stock, then cash dividends may not be paid in excess of 90% of net earnings. National banking associations are generally limited, subject to certain exceptions, to paying dividends out of undivided profits. For a Delaware state-chartered bank, dividends may be paid out of net profits, but only if its surplus fund is equal to or greater than 50% of its required capital stock. If a Delaware bank's surplus is less than 100% of capital stock when it declares a dividend, then it must carry 25% of its net profits of the preceding period for which the dividend is paid to its surplus fund until the surplus amounts to 100% of its capital stock. In addition to these specific restrictions, bank regulatory agencies also have the ability to prohibit proposed dividends by a financial institution that would otherwise be permitted under applicable regulations if the regulatory body determines that such distribution would constitute an unsafe or unsound practice. Because of these limitations, there can be no guarantee that our Board of Directors will declare dividends in any fiscal quarter.

The Market Value of Our Investments Could Decline

As of December 31, 2004, we had classified 87% of our investment securities as available-for-sale pursuant to Statement of Financial Accounting Standards No. 115 ("SFAS 115") relating to accounting for investments. SFAS 115 requires that unrealized gains and losses in the estimated value of the available-for-sale portfolio be "marked to market" and reflected as a separate item in stockholders' equity (net of tax) as accumulated other comprehensive income. The remaining investment securities are classified as held-to-maturity in accordance with SFAS 115, and are stated at amortized cost.

In the past, gains on sales of investment securities have not been a significant source of income for us. There can be no assurance that future market performance of our investment portfolio will enable us to realize income from sales of securities. Stockholders' equity will continue to reflect the unrealized gains and losses (net of tax) of these investments. There can be no assurance that the market value of our investment portfolio will not decline, causing a corresponding decline in stockholders' equity.

Management believes that several factors will affect the market values of our investment portfolio. These include, but are not limited to, changes in interest rates or expectations of changes, the degree of volatility in the securities markets, inflation rates or expectations of inflation and the slope of the interest rate yield curve (the yield curve refers to the differences between shorter-term and longer-term interest rates; a positively sloped yield curve means shorter-term rates are lower than longer-term rates). Also, the passage of time will affect the market values of our investment securities, in that the closer they are to maturing, the closer the market price should be to par value. These and other factors may impact specific categories of the portfolio differently, and management cannot predict the effect these factors may have on any specific category.

The Banking Industry is Heavily Regulated; Significant Regulatory Changes Could Adversely Affect Our Operations

Our operations are and will be affected by current and future legislation and by the policies established from time to time by various federal and state regulatory authorities. The Company is subject to supervision by the FRB; the Talbot Bank of Easton, Maryland is subject to supervision and periodic examination by the Maryland Commissioner and the Federal Deposit Insurance Corporation ("FDIC"); The Centreville National Bank of Maryland is subject to supervision and periodic examination by the Office of the Comptroller of the Currency and the FDIC; and The Felton Bank is subject to supervision and periodic examination by the Delaware State Bank Commissioner and the FDIC. Banking regulations, designed primarily for the safety of depositors, may limit a financial institution's growth and the return to its investors by restricting such activities as the payment of dividends, mergers with or acquisitions by other institutions, investments, loans and interest rates, interest rates paid on deposits, expansion of branch offices, and the offering of securities or trust services. Our bank subsidiaries are also subject to capitalization guidelines established by federal law and could be subject to enforcement actions to the extent that those banks are found by regulatory examiners to be undercapitalized. It is not possible to predict what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on our future business and earnings prospects, as well as those of our bank subsidiaries. Management also cannot predict the nature or the extent of the effect on our business and earnings of future fiscal or monetary policies, economic controls, or new federal or state legislation. Further, the cost of compliance with regulatory requirements may adversely affect our ability to operate profitably.

We Operate in a Competitive Market

We operate in a competitive environment, competing for loans, deposits, insurance products and customers with commercial banks, savings associations and other financial entities. Competition for deposits comes primarily from other commercial banks, savings associations, credit unions, money market and mutual funds and other investment alternatives. Competition for loans comes primarily from other commercial banks, savings associations, mortgage banking firms, credit unions and other financial intermediaries. Competition for other products, such as insurance and securities products, comes from other banks, securities and brokerage companies, insurance companies, insurance agents and brokers, and other nonbank financial service providers in our market areas. Many of these competitors are much larger in terms of total assets and capitalization, have greater access to capital markets, and/or offer a broader range of financial services than those offered by us. In addition, banks with a larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the needs of larger customers. Finally, our growth and profitability will depend upon our ability to attract and retain skilled managerial, marketing and technical personnel. Competition for qualified personnel in the financial services industry is intense, and there can be no assurance that we will be successful in attracting and retaining such personnel.

We May be Subject to Claims

We may from time to time be subject to claims from customers for losses due to alleged breaches of fiduciary duties, errors and omissions of employees, officers and agents, incomplete documentation, the failure to comply with applicable laws and regulations, or many other reasons. Also, our employees may knowingly or unknowingly violate laws and regulations. Management may not be aware of any violations until after their occurrence. This lack of knowledge may not insulate us from liability. Claims and legal actions may result in legal expenses and liabilities that may reduce our profitability and hurt our financial condition.

The Shares of Our Common Stock are Not Heavily Traded

The shares of common stock of Shore Bancshares, Inc. are listed on the Nasdaq Small Cap Market and are not heavily traded. Stock that is not heavily traded can be more volatile than stock trading in an active public market. Factors such as our financial results, the introduction of new products and services by us or our competitors, and various factors affecting the banking industry generally may have a significant impact on the market price of the shares our common stock. Management cannot predict the extent to which an active public market for our common stock will develop or be sustained in the future. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to their operating performance. Therefore, our stockholders may not be able to sell their shares at the volumes, prices, or times that they desire.

The Shares of Our Common Stock are Not Insured

Investments in the shares of common stock of Shore Bancshares, Inc. are not deposits and are not insured against loss by the government.

We May be Adversely Affected by Recent Legislation

The federal Gramm-Leach-Bliley Act ("GLBA") was signed into law on November 12, 1999. Among other things, this law repeals restrictions on banks affiliating with securities firms. It also permits bank holding companies that become financial holding companies to engage in additional financial activities, including insurance and securities underwriting and agency activities, merchant banking, and insurance company portfolio investment activities that are currently not permitted for bank holding companies. GLBA may have the result of increasing the competition that the Company faces from larger banks and other companies. It is not possible to predict the full effect that GLBA will have on us. In addition, recent changes in other federal banking laws facilitate interstate branching and merger activity among banks. Such changes may result in an even greater degree of competition in the banking industry, and we may be brought into competition with institutions with which we do not presently compete. From time to time other changes are proposed to laws affecting the banking industry, and these changes could have a material effect on our business and prospects. Our future profitability may be adversely affected by increased competition resulting from this legislation.

We May Not be Able to Keep Pace with Developments in Technology

We use various technologies in our business, including telecommunication, data processing, computers, automation, internet-based banking, and debit cards. Technology changes rapidly. Our ability to compete successfully with other banks and non-bank entities may depend on whether we can exploit technological changes. We may not be able to exploit technological changes, and any investment we do make may not make us more profitable.

Our Articles of Incorporation and Bylaws and Maryland Law May Discourage a Corporate Takeover

The Amended and Restated Articles of Incorporation and Amended and Restated Bylaws of Shore Bancshares, Inc. contain certain provisions designed to enhance the ability of the Board of Directors to deal with attempts to acquire control of Shore Bancshares, Inc. These provisions provide for the classification of the Board into three classes; directors of each class generally serve for staggered three-year periods. No director may be removed except for cause and then only by a vote of at least two-thirds of the total eligible stockholder votes. In addition, Maryland law contains anti-takeover provisions that apply to Shore Bancshares, Inc. Although these provisions do not preclude a takeover, they may have the effect of discouraging a future takeover attempt which would not be approved by the Board of Directors, but pursuant to which stockholders might receive a substantial premium for their shares over then-current market prices. As a result, stockholders who might desire to participate in such a transaction might not have the opportunity to do so. Such provisions will also render the removal of the Board of Directors and of management more difficult and, therefore, may serve to perpetuate current management. As a result of the foregoing, such provisions could potentially adversely affect the market price of the shares of common stock of Shore Bancshares, Inc.







SHORE BANCSHARES, INC.

Banking. Insurance. Investments.

CORPORATE OFFICES

SHORE BANCSHARES, INC.
18 East Dover Street
Easton, MD 21601
Phone (410) 822-1400
Fax (410) 820-4238
www.shbi.net

THE TALBOT BANK OF EASTON
18 East Dover Street
Easton, MD 21601
Phone (410) 822-1400
Fax (410) 820-4238
info@talbot-bank.com
www.talbot-bank.com

THE CENTREVILLE NATIONAL BANK OF MARYLAND
109 N. Commerce Street
Centreville, MD 21617
Phone (410) 758-1600
Fax (410) 758-2364
directions@cnbmd.com
www.cnbmd.com

THE AVON DIXON AGENCY, LLC
106 N. Harrison Street
Easton, MD 21601
Phone (410) 822-0506
Fax (410) 820-5629
www.avondixon.com

ELLIOTT WILSON INSURANCE, LLC
9707 Ocean Gateway
Easton, MD 21601
Phone (410) 820-7797
Fax (410) 820-7754
www.elliottwilson.com

THE FELTON BANK
120 West Main Street
Felton, Delaware 19943
Phone (302) 284-4600
Fax (302) 284-9791
www.feltonbank.com

WYE FINANCIAL SERVICES, LLC
106 N. Washington Street
Easton, MD 21601
Phone (410) 763-8543
Fax (410) 763-8557
Website: www.wyefinancial.com

Shareholder Records

The Company maintains an Internet site at www.shbi.net on which it makes available, free of charge, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to the foregoing as soon as reasonably practicable after these reports are electronically filed with, or furnished to, the SEC. In addition, stockholders may access these reports and documents on the SEC's web site at www.sec.gov.